UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Release	April 12, 2018

Conference Call	April 13, 2018
in Portuguese	10:00 a.m. (Brasília)
9:00 a.m. (NY) / 1:00 p.m. (UK)
Webcast: Click here
Telephone: +55 (11) 2188-0155 /
+1 646 843 6054/ Code: Oi
Replay available until April 19, 2018:
+55 (11) 2188-0400 / Code: Oi

Conference Call	April 13, 2018
in English	10:00 a.m. (Brasília)
9:00 a.m. (NY) / 1:00 p.m. (UK)
SIMULTANEOUS	Webcast: Click here
Telephone: +1 646 843 6054 (USA) /
+55 (11) 2188-0155 (Other) / Code: Oi
Replay available until April 4, 2018:
+55 (11) 2188-0400 / Code: Oi

Consolidated Information and Earnings Release (Unaudited)

This report contains the operating and financial performance of Oi S.A. – under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) – and its subsidiaries for the fourth quarter of 2017.

4Q17 and 2017 HIGHLIGHTS

Stabilization of operations with cost efficiency, higher margins and operational improvements in 2017

In 2016 and 2017, the restructuring process on several fronts enabled the Company to stabilize its operation:
•

Management’s priorities were quality improvement, digital transformation, cost control, cash management and debt restructuring with the approval of the Judicial Reorganization. Important results on these fronts have been preparing Oi for a new investment cycle.

Initiatives designed to increase operational efficiency and improve customer experience resulted in consistently better quality and operational indicators.
•

Infrastructure upgrade, network capacity expansion and preventive actions designed to increase productivity and improve customer service quality, as well as service and process digitalization, created synergies for the Company.

•	As a result, Oi recorded an improvement in customer satisfaction in 2017, with continuous reductions in ANATEL (-23.0% y.o.y.) and Small Claims Court (JEC) (-46.3% y.o.y.) complaint indicators.

The intensification of the digital program enabled efficiency gains and a better customer experience, with process automation (robotization and artificial intelligence) and increased digitalization of sales and customer service (e-care, e-billing and e-commerce).

Cost reduction due to increased operational efficiency came to R$ 1.5 billion in 2017, while routine EBITDA totaled R$ 6.2 billion, 2.3% higher than the estimate in the Judicial Reorganization Plan.
Oi’s cash position closed 2017 at R$ 7.0 billion, in line with the Judicial Reorganization Plan’s Report, which projects a cash position of R$ 6.188 billion at the end of 2018.
The approval of the Judicial Reorganization Plan by a substantial majority will allow Oi to reduce its debt by over R$ 35 billion, enabling us to resume the investment cycle.
Structural fronts have stabilized the operations and the Company is now preparing to begin a new growth cycle through the acceleration of investments funded by the capital increase.
•

The additional CAPEX plan funded by the capital increase includes annual investments of R$ 7 billion for the coming years, with strategies for the mobile and fixed line network supporting our business transformation, growth and sustainability.

Summary

4Q17 and 2017 HIGHLIGHTS

in R$ million or otherwise stated	4Q17	4Q16	3Q17	YoY	QoQ	2017	2016	YoY
Oi S.A. Consolidated
Total Net Revenues	5,828	6,323	5,964	-7.8%	-2.3%	23,790	25,996	-8.5%
Routine EBITDA	1,299	1,756	1,605	-26.1%	-19.1%	6,244	6,697	-6.8%
Routine EBITDA Margin (%)	22.3%	27.8%	26.9%	-5.5 p.p.	-4.6 p.p.	26.2%	25.8%	0.5 p.p.
Net Income (Loss) attributable to owners of the Company (1)	-3,690	-4,732	535	-22.0%	-789.3%	-6,365	-8,028	-20.7%
Net Debt	47,621	40,342	44,109	18.0%	8.0%	47,621	40,342	18.0%
Available Cash	6,999	7,849	7,717	-10.8%	-9.3%	6,999	7,849	-10.8%
CAPEX	1,840	1,393	1,346	32.2%	36.7%	5,687	4,901	16.0%

in R$ million or otherwise stated	4Q17	4Q16	3Q17	YoY	QoQ	2017	2016	YoY
BRAZIL
Revenue Generating Units - ('000)(2)	59,685	63,554	62,931	-6.1%	-5.2%	59,685	63,554	-6.1%
Residential	15,885	16,425	16,121	-3.3%	-1.5%	15,885	16,425	-3.3%
Personal Mobility	36,648	39,870	39,626	-8.1%	-7.5%	36,648	39,870	-8.1%
B2B	6,512	6,617	6,543	-1.6%	-0.5%	6,512	6,617	-1.6%
Public Telephones	640	642	641	-0.4%	-0.1%	640	642	-0.4%
Total Net Revenues(2)	5,782	6,110	5,918	-5.4%	-2.3%	23,557	25,164	-6.4%
Net Service Revenues(3)	5,722	6,052	5,863	-5.4%	-2.4%	23,328	24,937	-6.5%
Residential	2,269	2,315	2,321	-2.0%	-2.2%	9,171	9,376	-2.2%
Personal Mobility	1,827	1,886	1,884	-3.1%	-3.0%	7,415	7,623	-2.7%
Customer (3)	1,693	1,730	1,761	-2.2%	-3.9%	6,915	6,996	-1.2%
B2B	1,560	1,790	1,596	-12.9%	-2.3%	6,486	7,606	-14.7%
Net Customer Revenues(4)	5,517	5,824	5,676	-5.3%	-2.8%	22,559	23,925	-5.7%
Routine EBITDA	1,300	1,675	1,597	-22.4%	-18.6%	6,190	6,340	-2.4%
Routine EBITDA Margin (%)	22.5%	27.4%	27.0%	-4.9 p.p.	-4.5 p.p.	26.3%	25.2%	1.1 p.p.
CAPEX	1,835	1,358	1,339	35.1%	37.0%	5,629	4,759	18.3%
Routine EBITDA - CAPEX	-535	318	258	-268.3%	-307.4%	561	1,581	-64.6%

(1) 3Q17, 2Q17, 1Q17, 4Q16 and 2016 data were adjusted as explained in the Disclaimer section of this document.

(2) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

(3) Excludes handset revenues.

(4) Excludes handset and network usage revenues.

OPERATING RESULTS

Net Revenues

Table 1 – Breakdown of Net Revenues

	Quarter					12 Months			Weight %
R$ million	4Q17	4Q16	3Q17	YoY	QoQ	2017	2016	YoY	4Q17	4Q16
Consolidated Total Net Revenues	5,828	6,323	5,964	-7.8%	-2.3%	23,790	25,996	-8.5%	100%	100%
Brazil (1)	5,782	6,110	5,918	-5.4%	-2.3%	23,557	25,164	-6.4%	99.2%	96.6%
Residential	2,269	2,315	2,321	-2.0%	-2.2%	9,171	9,376	-2.2%	38.9%	36.6%
Personal Mobility	1,887	1,945	1,939	-2.9%	-2.7%	7,645	7,849	-2.6%	32.4%	30.8%
Service	1,827	1,886	1,884	-3.1%	-3.0%	7,415	7,623	-2.7%	31.4%	29.8%
Customer	1,693	1,730	1,761	-2.2%	-3.9%	6,915	6,996	-1.2%	29.0%	27.4%
Network Usage	135	156	123	-13.4%	9.3%	500	627	-20.2%	2.3%	2.5%
Sales of handsets, SIM cards and others	60	59	55	2.1%	9.8%	230	226	1.7%	1.0%	0.9%
B2B	1,559	1,790	1,596	-12.9%	-2.3%	6,486	7,607	-14.7%	26.8%	28.3%
Other services	66	60	62	9.8%	6.8%	256	332	-23.0%	1.1%	1.0%
Others	46	212	46	-78.3%	0.4%	233	833	-72.1%	0.8%	3.4%

Brazil
Net Service Revenues	5,722	6,052	5,863	-5.4%	-2.4%	23,328	24,937	-6.5%	98.2%	95.7%
Net Customer Revenues	5,517	5,824	5,676	-5.3%	-2.8%	22,559	23,925	-5.7%	94.7%	92.1%

(1) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

In 4Q17, consolidated net revenues totaled R$ 5,828 million (-7.8% y.o.y. and -2.3% q.o.q.). Net revenues from Brazilian operations (“Brazil”) came to R$ 5,782 million, down 2.3% from the previous quarter and 5.4% from 4Q16, while net revenues from international operations (Africa and East Timor) totaled R$ 46 million, virtually in line with the previous quarter and down 78.3% from 4Q16. The year-on-year decline was due to the reduction in the interest held by one of our companies in the capital stock of the Namibian telecom operator Mobile Telecommunications Limited in January 2017, as disclosed to the market on January 31, 2017.

In 2017, consolidated net revenues totaled R$ 23,790 million, down 8.5% from 2016. Net revenues from Brazilian operations totaled R$ 23,557 million in 2017, 6.4% less than in 2016, while net revenue from international operations came to R$ 233 million, down 72.1% from 2016.

BRAZIL

Net revenues from the Brazilian operations totaled R$ 5,782 million in 4Q17, down 5.4% from 4Q16 and 2.3% from 3Q17. The annual performance was due to the combination of: (i) the cut in the regulated interconnection (MTR, TU-RL and TU-RIU) and fixed-to-mobile (VC) tariffs; (ii) the natural downward trend in fixed voice traffic; and (iii) the decline in recharge volume, the recharger base in the prepaid segment and B2B revenues, due to the economic downturn and the higher unemployment rate compared with 4Q16. B2B revenues were also impacted by the judicial reorganization process, will be explained later on. On the other hand, continuous year-on-year growth in pay-TV revenues from the Residential segment and data and postpaid + control revenues from the Mobility segment partially offset these negative impacts in the year.

The sequential decline in net revenues from Brazilian operations was mainly due to the effect of the annual rate increase in 3Q17, which impacted churn in 4Q17, affecting both Residential and Mobility postpaid revenues, partially offset by higher data revenues and pay-TV revenues from the Residential segment in 4Q17.

Total net service revenues, which exclude handset revenues, stood at R$ 5,722 million in 4Q17 (-5.4% y.o.y. and -2.4% q.o.q.), while total net customer revenues, which exclude handset and network usage revenues, came to R$ 5,517 million (-5.3% y.o.y. and -2.8% q.o.q.). In 2017, total net service revenues came to R$ 23,328 million, 6.5% less than in 2016, while total net customer revenues amounted to R$ 22,559 million, down 5.7% from 2016. These changes were also caused by the above-mentioned reasons.

OPERATING RESULTS

Residential

	4Q17	4Q16	3Q17	YoY	QoQ	2017	2016	YoY
Residential
Net Revenues (R$ million)(1)	2,269	2,315	2,321	-2.0%	-2.2%	9,171	9,376	-2.2%
Revenue Generating Units (RGU) - ('000)(1)	15,885	16,425	16,121	-3.3%	-1.5%	15,885	16,425	-3.3%
Fixed Line in Service	9,233	9,947	9,465	-7.2%	-2.5%	9,233	9,947	-7.2%
Fixed Broadband	5,156	5,188	5,207	-0.6%	-1.0%	5,156	5,188	-0.6%
Pay TV	1,496	1,290	1,449	16.0%	3.3%	1,496	1,290	16.0%
ARPU Residential (R$)	81.3	77.2	81.1	5.3%	0.2%	79.6	76.6	3.9%

(1) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

In 4Q17, net revenues from the Residential segment totaled R$ 2,269 million, down 2.2% from 3Q17 and 2.0% lower than in 4Q16. In the annual comparison, net revenues fell 2.0%, mostly as a result of a shrinking customer base, lower voice traffic and the annual cut in the regulated interconnection (MTR, TU-RL and TU-RIU) and fixed-to-mobile (VC) tariffs, partially offset by growth in pay-TV revenues (+24.0% y.o.y.). The sequential decline in revenues was due to the decline in the customer base, intensified by the annual rate increase of service plans in 3Q17, which had a negative impact on churn in 4Q17 and accelerated the erosion of gains arising from the rate increase and other initiatives, such as the results of migration and plan adjustments in certain customer segments.

In 2017, net revenues from the Residential segment totaled R$ 9,171 million, 2.2% less than in 2016, due to lower fixed voice and interconnection revenues, partially offset by higher broadband and pay-TV revenues.

Oi closed 4Q17 with 15,885 thousand RGUs in the Residential segment, down 1.5% from 3Q17 and 3.3% from 4Q16. The annual and sequential declines were mainly due to the reduction in the fixed line base, driven by: (i) a natural market trend and (ii) the combination of two rate increases during the year.  The first increase was due to the decision of the Federal Supreme Court (STF) to levy ICMS tax on subscriptions that do not include allowances and the subsequent pass-through of this tax to customers’ bills in the first half of 2017, and the second was caused by the annual rate increase of service plans in 3Q17. Nevertheless, the Company’s gross adds climbed 4.6% over 4Q16, and annual gross adds were 14.3% higher than in 2016.

Residential ARPU

Residential ARPU totaled R$ 81.3 in 4Q17, up 5.3% on 4Q16 and 0.2% on 3Q17, driven by an upturn in pay-TV ARPU (+7.2% y.o.y. and +1.4% q.o.q.), as well as growth  in convergent offers, with continuous increase in the number of households with more than one Oi product (+2.6 p.p. y.o.y. and +0.5 p.p. q.o.q.).

Fixed line

Oi ended 4Q17 with 9,233 thousand fixed line customers in the Residential segment (-7.2% y.o.y. and -2.5% q.o.q.), driven by the slowdown in fixed line gross adds (-1.1% y.o.y. and -14.3% q.o.q.).

As a result of the Company’s sales efforts focused on higher profitability offers, the share of low-end offerings in fixed line gross adds accelerated its downward trend in 4Q17, falling 10.3 p.p. from 4Q16 and 4.2 p.p. from 3Q17, while bundle revenues climbed 43.7% over 4Q16 and 7.5% over 3Q17. With a little over 2.0 million customers at the end of 4Q17, Oi Total convergent offerings continued to grow, accounting for 22.9% of the fixed line base at the end of the quarter, with 20.7% more customers than in 3Q17.

In addition to playing an important role in the strategy to increase profitability in this segment, convergent offers help build customer loyalty by increasing the number of households with more than one Oi product. At the end of 4Q17, Oi Total Residential (3P)  had a churn rate 36.6% lower than the one recorded by the standalone offering, while the Oi Voz Total (OVT) offer, which still accounted for 9.9% of the fixed line base in the segment, recorded a churn rate 29.7% lower than that of the standalone offering.

OPERATING RESULTS

Continuing with the efforts initiated in 1Q16 to promote the organic migration from the previous convergent offer, Oi Conta Total (OCT), to Oi Total, 53.2% of gross adds of Oi Total Solução Completa (4P) in 4Q17 were former OCT (3P) customers. Oi Total and OCT together accounted for 25.4% of the fixed base in 4Q17, a significant increase of 9.0 p.p. over 4Q16 and 3.5 p.p. over 3Q17.

In line with the market trend of offering customers plans featuring unlimited minutes, Oi expanded unlimited fixed plans in the fixed line base, especially Oi Total offerings, reaching 44.2% of the fixed line customer base in 4Q17, 9.4 p.p. more than in 4Q16 and 2.9 p.p. more than in the previous quarter.

Broadband

Oi ended 4Q17 with 5,156 thousand fixed broadband RGUs in the Residential segment (-0.6% y.o.y. and -1.0% q.o.q.). Even in this adverse scenario, broadband gross adds moved up 8.6% over 4Q16, but fell 8.6% from 3Q17. Despite this slowdown, annual gross adds were 15.7% higher than in 2016.

As part of the strategy to increase profitability through convergence, Oi has been focusing on structural network investments in order to enable the sales of high-end offers, featuring higher broadband speeds. VDSL technology (broadband with speeds of up to 35 Mbps) has been boosting Oi Total sales, increasing the share of high-end offers featuring higher speeds in the base. Oi’s broadband penetration in households with an Oi fixed line has been recording consistent growth, reaching 55.8% in 4Q17 (+3.7 p.p. y.o.y. and +0.8 p.p. q.o.q.), while the share of low-end offers in broadband gross adds continued to decline (-5.0 p.p. y.o.y. and -1.8 p.p. q.o.q.).

As a result of network investments, the average broadband base reached 8.3 Mbps, an increase of 21.7% over 4Q16 and 4.7% over 3Q17. The share of RGUs with speeds starting at 5 Mbps increased 8.1 p.p. over 4Q16 to 78.2%, while the share of  RGUs with speeds starting at 10 Mbps grew 11.4 p.p. to 58.4% and the share of RGUs with speeds starting at 15 Mbps rose 11.4 p.p. to 24.2% in the same period. It is worth mentioning that the average speed of  broadband gross adds, which exceeded the mark of 10 Mbps in 3Q17, reached 10.7 Mbps in 4Q17 (+13.7% y.o.y. and +3.5% q.o.q.). In 4Q17, 71.6% of gross adds had speeds starting at 10 Mbps (+9.3 p.p. y.o.y.) and 45.9% had speeds starting at 15 Mbps (+11.8 p.p. y.o.y.).

In July 2017, the Company launched Oi Total Play, a pioneering offer in the Brazilian market that has a value proposition for broadband and reinforces Oi’s strategies of promoting digital transformation and expanding convergent residential services. Oi Total Play combines a fixed line with unlimited calls to any fixed line phone, up to 15 mega broadband, a Wi-Fi modem and extensive video content, including on-demand options, that can be accessed by various devices using the Oi Play platform, without the need to subscribe to a pay-TV package. The fourth-quarter results show that, on average, more than 10% of new Oi Total Play customers purchased paid content, 50% of whom accessed the wide range of films, series, sports and cartoons available on the platform in the first month after acquiring the service. In addition, the Oi Total Play portfolio helped increase by 24% the share of 100% new Oi customers, i.e. those who did not even have a fixed line, in the customer acquisition mix.

Pay TV

Oi closed 4Q17 with 1,496 thousand pay-TV RGUs in the Residential segment, recording growth in both annual and sequential terms for the seventh consecutive quarter, up 16.0% on 3Q16 and 3.3% on 3Q17. Oi TV has been directly contributing to growth in Oi Total sales and base, fueling the success of the convergence strategy in the Residential segment.

Oi TV’s gross adds were 9.0% higher than in 4Q16 and 10.3% lower than in 3Q17, while the churn rate fell 0.2 p.p. and 0.4 p.p., respectively, in the same comparisons. The increase in gross adds and the reduction in the churn rate supported the upward trend of net adds in the annual comparison, totaling 206 thousand RGU net adds in 2017. In the sequential comparison, despite the decline in gross adds, the lower churn rate contributed to the 47 thousand RGU net adds in the fourth quarter.

Oi TV’s penetration in households with Oi fixed line continued to grow, reaching 16.2% in 4Q17 (+3.2 p.p. y.o.y. and +0.9 p.p. q.o.q.). The share of high-end offers in Oi’s pay-TV sales mix continued to increase, moving up 0.5 p.p. over the same period in 2016, while the share of high-end offers in the pay-TV customer base increased 3.6 p.p. to 30.9%. Growth in high-end pay-TV sales, driven by the healthy performance of Oi Total convergent offers, has been supporting the increase in pay-TV ARPU (+7.2% y.o.y. and +1.4% q.o.q.).

OPERATING RESULTS

Oi TV is a differentiated product because it offers full content, with high-definition channels (including open channels) in all its plans and up to 185 channels, 64 of which in HD, in the most complete offer. It also offers services like PenVR (content recording and live/pause service via pen drive available in any plan) and iPPV (purchase of Pay-Per-View events by remote control), as well as TV Everywhere, a service that allows customers to watch content from 49 channels, including 28 with live content and more than 34 thousand on-demand titles, depending on the plan, in any device (smartphone, tablet or PC) connected to the Internet. TV Everywhere includes the Oi Play virtual platform, reinforcing Oi’s positioning in providing more user autonomy and a better customer experience through the digitalization of services.

In order to cater to the different user profiles, the Company also offers an Oi TV prepaid service, with a choice between biweekly or monthly recharges (beginning at R$ 44.90 and R$ 69.90, respectively), which can be paid by credit card or through sharing the customer’s mobile credits.

Personal Mobility

	4Q17	4Q16	3Q17	YoY	QoQ	2017	2016	YoY
Personal Mobility
Net Revenues (R$ million)(1)	1,887	1,945	1,939	-2.9%	-2.7%	7,645	7,849	-2.6%
Service	1,827	1,886	1,884	-3.1%	-3.0%	7,415	7,623	-2.7%
Customer (2)	1,693	1,730	1,761	-2.2%	-3.9%	6,915	6,996	-1.2%
Network Usage	135	156	123	-13.4%	9.3%	500	627	-20.2%
Sales of handsets, SIM cards and others	60	59	55	2.1%	9.8%	230	226	1.7%
Revenue Generating Units (RGU) - ('000)(1)	36,648	39,870	39,626	-8.1%	-7.5%	36,648	39,870	-8.1%
Prepaid Plans	29,917	32,997	32,807	-9.3%	-8.8%	29,917	32,997	-9.3%
Postpaid Plans (3)	6,731	6,872	6,820	-2.1%	-1.3%	6,731	6,872	-2.1%

(1) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.
(2) Excludes handset and network usage revenues.
(3) Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Net revenues from the Personal Mobility segment totaled R$ 1,887 million in 4Q17, down 2.9% from 4Q16 and 2.7% from 3Q17. The sequential reduction was mainly due to the impact of the annual rate increase in the postpaid segment as of July 2017, influencing the churn rate in 4Q17, combined with the negative effect of seasonality on the prepaid segment in 4Q17, caused by the fact that the fourth quarter has fewer business days, reducing recharge volume compared to 3Q17, with a direct impact on revenues. The annual decline was due to: (i) the downturn in voice revenues, mainly driven by the reduction in prepaid recharge volume as a result of the country’s high unemployment rates and (ii) lower network usage revenues, following the annual cuts in MTR interconnection tariffs.

In 4Q17, customer revenues, which exclude interconnection and handsets, totaled R$ 1,693 million, down 2.2% from 4Q16 and 3.9% less than in 3Q17. Maintaining an upward trend, customer revenues from the postpaid + control segment (excluding long-distance revenues) continued to grow, climbing 4.6% over 4Q16.  The annual increase in customer revenues was virtually offset by the 3.2% decline in prepaid revenues (also excluding long-distance revenues) in the period. Compared to 3Q17, customer revenues fell chiefly due to the effects of the rate increase in the postpaid segment and the fourth-quarter seasonal decline in prepaid recharge, as explained above.

Data revenues continued their upward trend, reaching R$ 1,038 million (+7.4% y.o.y. and +0.1% q.o.q.) and accounted for 61.3% of total customer revenues in the quarter (+5.5 p.p. y.o.y. and +2.4 p.p. q.o.q.). In line with the market trend of migration from voice services to data, Oi has been offering increasingly high data allowances, reaching up to 30GB in postpaid offers, as well as resources that enable conversion between minutes and data for Oi Livre and Oi Mais Controle in the prepaid and control segments, respectively.

OPERATING RESULTS

Network usage revenues totaled R$ 135 million in 4Q17, 9.3% more than in 3Q17, due to higher incoming traffic volume, as a result of the plans offering unlimited minutes available on the market Network usage revenues fell 13.4% from 4Q16, mainly due to the regulated MTR cuts. In February 2016, interconnection tariffs (MTR) declined to R$ 0.09317, R$ 0.10309 and R$ 0.11218 in Regions I, II and III, respectively.  In February 2017, these tariffs fell to R$ 0.04928, R$ 0.05387 and R$ 0.06816 in Regions I, II and III, respectively. In February 2018, these same tariffs fell to R$ 0.02606, R$ 0.02815 and R$ 0.04141. ANATEL approved the following future cuts for 2019: R$ 0.01379, R$ 0.01471 and R$ 0.02517 in Regions I, II and III, respectively.

Handset revenues totaled R$ 60 million in 4Q17 (+2.1% y.o.y. and +9.8% q.o.q.); smartphones accounted for almost 100% of sales and 82% of the handsets sold were 4G, whose penetration in the base increased 21.0 p.p. over 4Q16.

Oi closed 4Q17 with 36,648 thousand RGUs in the Personal Mobility segment, down 8.1% from 4Q16 and 7.5% from 3Q17.  In 4Q17, Oi recorded 2,978 thousand net disconnections, comprising 88 thousand net disconnections in the postpaid segment and 2,890 thousand net disconnections in the prepaid segment (versus 156 thousand net disconnections in 3Q17). The increase in prepaid net disconnections in 4Q17 was in line with a strict disconnection policy for inactive customers, designed to reduce fee payments and preserve the Company’s cash.

Oi’s mobile customer base (Personal Mobility + B2B) reached 38,964 thousand RGUs in 4Q17, 36,648 thousand of which in the Personal Mobility segment and 2,316 thousand in the B2B segment. Gross adds in the Personal Mobility segment totaled 4.5 million, while net disconnections came to 2,969 thousand in 4Q17.

Prepaid

The prepaid customer base closed 4Q17 with 29,917 thousand RGUs (-9.3% y.o.y. and -8.8% q.o.q.). The annual comparison was mostly due to the SIM card consolidation movement observed in the market, the still slow recovery in the country’s macroeconomic environment and an increase in disconnections of inactive customers. The sequential base decline was mainly caused by the disconnection of inactive customers.

Even in a delicate macro scenario, recharge per business day edged up 1.1 p.p. over 3Q17, although recharge volume fell 1.6% in the quarter because the fourth quarter had fewer business days than third quarter.

In order to attract customers and provide a better user experience, the Company also offers innovative solutions for the prepaid segment, such as Oi Livre, which features more extensive data allowances and the all-net model, and accounted for 66% of the prepaid customer base at the end of 4Q17 (+2.7 p.p. q.o.q. and +20.8 p.p. q.o.q.). Since the end of 2Q17, Oi Livre began offering a feature that allows customers to choose whether they will use voice minutes or data directly on the Minha Oi app, with no exchange limits or additional costs.  As a result, prepaid ARPU continued to grow this quarter, moving up 7.5% over 4Q16 and 1.5% over 3Q17, driven by the increase in data revenues.  In addition, at the end of 4Q17, Oi Livre’s average ticket was 14.2% higher than those of other offers, underlining the contribution of offers featuring data solutions to improving the base profile.

Postpaid

Oi closed the quarter with 6,731 thousand RGUs in the postpaid + control segment (-2.1% y.o.y. and -1.3% q.o.q.), accounting for 18.4% of the total Personal Mobility customer base, 1.1 p.p. up on 3Q17.

Postpaid revenues (excluding long-distance revenues) moved up 4.6% over 4Q16, contributing to the 5.3% annual increase in postpaid revenues (excluding MTR). Compared to the previous quarter, ARPU fell 4.9%, chiefly due to the decline in revenues in the period, as explained above.

Oi Mais and Oi Mais Controle, the main offers in the postpaid + control segment, feature extensive data and minute allowances, enabling customers to call any operator anywhere in the country at competitive prices. These offers boosted sales and contributed to the increase in ARPU of gross adds in 4Q17 (+11.4% y.o.y. and +1.0% q.o.q.). At the end of 4Q17, Oi Mais and Oi Mais Controle accounted for 61% of the total postpaid + control base (versus 55% at the end of 3Q17).

OPERATING RESULTS

2G, 3G and 4G LTE Coverage

Oi’s 2G coverage reached 3,407 municipalities at the end of 4Q17 (corresponding to 93% of the country’s urban population), while 3G coverage reached 1,603 municipalities (+8.1% y.o.y.), or 81% of the Brazilian urban population.

At the end of 4Q17, 4G LTE coverage reached 813 municipalities, or 73% of Brazil’s urban population, 10 p.p. more than in 4Q16.

Oi works in partnership with other operators to share the 3G/4G network in order to optimize investments and reduce costs while seeking to continuously improve the quality of services and customer experience. In this regard, in late February 2018, Oi entered into a Memorandum of Understanding (MOU) with TIM Participações S.A., beginning negotiations to solve old disputes and starting a new cycle of infrastructure sharing plans, in line with other current partnerships in the Brazilian telecom market. In order to meet the growing demand for data, Oi has also been focusing its efforts on improving its own 3G and 4G network capacity and coverage quality so as to allow consistent growth of data traffic in the network and equip us to achieve consistent improvements in ANATEL’s network quality metrics.

Mobile ARPU

In 4Q17, mobile ARPU stood at R$ 16.2, 4.7% higher than in 4Q16 and virtually in line (+0.6%) with the previous quarter.  Excluding interconnection revenues, mobile ARPU increased 5.5% over 4Q16 and remained virtually flat (-0.3%) compared with 3Q17.

B2B

	4Q17	4Q16	3Q17	YoY	QoQ	2017	2016	YoY
B2B
Net Revenues (R$ million)(1)	1,559	1,790	1,596	-12.9%	-2.3%	6,486	7,607	-14.7%
Revenue Generating Units (RGU) - ('000)(1)	6,512	6,617	6,543	-1.6%	-0.5%	6,512	6,617	-1.6%
Fixed	3,641	3,760	3,685	-3.2%	-1.2%	3,641	3,760	-3.2%
Broadband	543	553	539	-1.7%	0.8%	543	553	-1.7%
Mobile (2)	2,316	2,290	2,307	1.1%	0.4%	2,316	2,290	1.1%
Pay TV	12	13	12	-9.6%	0.5%	12	13	-9.6%

(1) In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. To see the reclassified historical data, please refer to the Additional Information section of this document.

(2) Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

In 4Q17, net revenues from the B2B segment totaled R$ 1,559 million (-12.9% y.o.y. and -2.3% q.o.q.). The decline in B2B revenues was due to: (i) lower voice traffic, following the natural market trend; (ii) the cut in regulated interconnection (MTR) and fixed-to-mobile (VC) tariffs; (iii) the slowdown in the country’s economic activity, with impacts on corporate and government customers, who tried to reduce costs, and small and medium enterprises, which are being downsized or closing; and (iv) the Company’s judicial reorganization process, which made it difficult for the Company to enter into new agreements throughout 2017.

OPERATING RESULTS

Even in this adverse scenario, Oi remains focused on increasing profitability in the B2B segment, investing in improving the quality of its products and services, offering innovative products, digitalizing its services and adjusting offers to customers’ needs. As a result of constant improvements in the quality of  services, we saw an increase in customer satisfaction, measured by the consistent improvement in operational quality indicators in Large Companies (Corporate + Wholesale) and Small and Medium Enterprises (SMEs). In the Corporate segment, the Company continued investing in innovative IT and information security solutions and service digitalization in order to meet customers’ needs and increase non-voice revenues. Thanks to these initiatives, non-voice B2B revenues already accounted for more than 60% of total revenues, while IT revenues in the B2B segment rose 24.4% over 4Q16. In the SMEs segment, Oi has been launching convergent offers focused on portability at prices that are both attractive for customers and sustainable for the Company, helping improve ARPU of gross adds and customer profitability.

The Company recorded 6,512 thousand RGUs in the B2B segment in 4Q17, falling 1.6% from 4Q16 and remaining in line with 3Q17. In the annual comparison, despite the base reduction, disconnections are slowing down (-104 thousand RGUs in 4Q17 vs. 4Q16, -140 thousand RGUs in 4Q16 vs. 4Q15 and -539 thousand RGUs in 4Q15 vs. 4Q14), thanks to operational improvements focused on increased efficiency and quality. It is also worth noting that the B2B mobile, broadband and pay-TV customer base grew slightly compared to the previous quarter and that the mobile base also increased in the annual comparison.

Corporate

Corporate was the segment most heavily impacted by the deterioration in the Brazilian macro environment and the public sector crisis, which affected large private, mixed-economy and government customers, who needed to reduce the scope of their activities and renegotiate agreements. In addition, the Company’s judicial reorganization also created obstacles to the acquisition new corporate customers, due to uncertainty dating back from before the approval of the Judicial Recovery Plan (in December 2017) related to the debt restructuring and the Company’s priorities, inhibiting new customers from entering into long-term agreements with Oi.

At the same time, the Corporate segment has been prioritizing the provision of high value-added alternative services in order to reduce their dependence on traffic revenues and increase non-voice revenues. The segment has been concentrating sales in high-margin services, including advanced data, Internet of Things (IoT), IT (Datacenter, Oi Smart Cloud, Colocation, Hosting), Big Data & Analytics and cybersecurity solutions, in line with the Company’s strategy of digital transformation. As a result, non-voice service revenues accounted for over 70% of Corporate revenues, 0.5 p.p. more than in 4Q16, driven by growth in IT revenues, up 25.3% on 4Q16. Still on the digitalization front, throughout 2017, Oi worked to migrate from printed to digital bills, as a way to simplify payment for customers and reduce costs, thus generating gains for the Company. By the end of 4Q17, 60% of the total printed pages of Large Corporations (Corporate + Wholesale) had already been converted.

As a result of the focus on improving the operational service quality, Oi continues improving its indicators in the Large Companies segment, with a year-on-year decline of 7.1% in the average time until installation and 35.3% in billing complaints.

SMEs

The slowdown in the Brazilian economy also strongly impacted the SMEs segment, with a reduction in revenues and the customer base. In order to mitigate this external adverse impact, Oi has been focusing on improving operational indicators, launching offers better suited to customers’ needs, the broadband upselling strategy and digitalization, in order to increase customer loyalty and profitability, as well as the customer experience.

As a result of the Company’s efforts to improve the quality of services, Oi continued to record better operational and quality indicators in the SMEs segment. At the end of 4Q17, the average time until installation fell 22.4% from 4Q16, while billing complaints declined 49.6% in the same period.

In 3Q17, Oi launched a new portfolio of mobile offers for SMEs, with more benefits to customers, without changing the strategy of offering competitive prices. These offer updates include (i) unlimited minutes in all postpaid plans; (ii) a more extensive voice allowance and unlimited national on-net traffic in the Controle plan; (iii) increase in the data allowance of the Oi Mais entry plan from 5GB to 6GB; and (iv) highly competitive prices in the sale of multiple accesses (over 50). These new offers were designed to meet customers’ needs and help attract high-quality gross adds, increasing ARPU of the base and gross adds. Together with the portfolio update, the Company has been expanding its sales channels for SMEs, increasing the salesforce both in telesales and physical stores in order to support gross add growth. Oi managed to increase the store salesforce by 18.1% between 3Q17 and 4Q17.

OPERATING RESULTS

This segment’s main offer is Oi Mais Empresas, featuring mobile plans with 4G data, unlimited minutes and fixed lines at a fixed monthly fee (flat fee model), allowing increased cash flow predictability, which adds to its appeal. At the end of 4Q17, this offer represented 50% of the fixed line customer base (+4.0 p.p. q.o.q.) and 47% of the mobile customer base (+4.0 p.p. q.o.q.) of this segment.

This offer also includes the Oi Mais Empresas app, which features a fully digital customer service channel that allows customers to contract plan upgrades, make bill complaints and request bill copies and repairs, among others, all via smartphone, without the need to contact our call center. More than 390 thousand small and medium enterprises have signed up for the new offering portfolio and are benefiting from the app, which has a user satisfaction level of 93%.

OPERATING RESULTS

Operating Costs and Expenses

Table 2 – Breakdown of Operating Costs and Expenses

R$ million	4Q17	4Q16	3Q17	YoY	QoQ	2017	2016	YoY
Operating Costs and Expenses
Brazil	4,482	4,435	4,321	1.1%	3.7%	17,367	18,824	-7.7%
Personnel	829	630	673	31.6%	23.2%	2,749	2,750	0.0%
Interconnection	192	292	178	-34.3%	7.7%	771	1,142	-32.5%
Third-Party Services	1,483	1,534	1,553	-3.3%	-4.5%	6,149	6,244	-1.5%
Network Maintenance Service	298	269	326	10.8%	-8.7%	1,236	1,502	-17.7%
Handset Costs/Other (COGS)	62	71	45	-12.5%	38.4%	214	252	-15.1%
Marketing	128	146	115	-12.2%	10.7%	410	427	-4.0%
Rent and Insurance	953	1,097	1,078	-13.0%	-11.6%	4,153	4,285	-3.1%
Provision for Contingencies	145	131	121	11.4%	20.1%	469	860	-45.4%
Provision for Bad Debt	223	165	173	35.4%	28.7%	741	623	19.0%
Taxes and Other Expenses (Revenues)	168	102	58	65.2%	191.0%	475	739	-35.7%
Others	47	131	37	-64.0%	27.0%	178	476	-62.5%
Routine OPEX	4,529	4,566	4,358	-0.8%	3.9%	17,546	19,300	-9.1%

In 4Q17, consolidated routine opex, including international operations, totaled R$ 4,576 million, in line with 4Q16 (+0.2%) and 5.0% higher than in 3Q17.

Routine opex in the Brazilian operations totaled R$ 4,482 million in 4Q17, up 1.1% on 4Q16 and up 3.7% on 3Q17. Considering inflation (IPCA) of 2.95% in the last twelve months, this result corresponded to a decrease of 1.8% in real terms compared to 4Q16. In 2017, routine opex in Brazilian operations came to R$ 17,367 million, a reduction of 7.7% in nominal terms or 10.3% in real terms from 2016.

It is important to highlight that this reduction in costs and expenses occurred in a diligent manner, planned so as not to compromise the quality of Oi’s activities and services, as underlined by the improvement in operational and quality indicators, with a direct impact on customer satisfaction levels.

Personnel

Personnel expenses in Brazilian operations totaled R$ 2,749 million in 2017, stable in relation to the R$ 2,750 million in 2016, even considering the impacts related to the Collective Agreement on salaries and projects that culminated in the internalization of labor, thus increasing personnel expenses, but which have brought quality improvement and reduction in the Company's total costs. This result was achieved through initiatives that increased efficiency in some areas, as well as strict cost control related in personnel expenses.

In 4Q17, personnel expenses totaled R$ 829 million, +31.6% versus 4Q16 and +23.2% versus 3Q17. These increases are mainly due to: i) continued structuring of internal teams to leverage strategic projects of the Company, in addition to the internalization of services rendered by third parties, with the purpose of improving productivity and quality in critical processes; ii) increases in provisions for payments of variable compensation related to the fulfillment of operational, financial and quality goals established for 2017 and foreseen in a collective bargaining agreement signed with the unions.

Interconnection

Interconnection costs in Brazilian operations came to R$ 192 million in 4Q17, down 34.3% from 4Q16, chiefly due to the interconnection (MTR, TU-RL and TU-RIU) tariff cuts in February 2017. In the sequential comparison, interconnection costs climbed 7.7%, due to the increase in off-net traffic volume, as a result of the offers based on the all-net model.

Third-party Services

OPERATING RESULTS

In 4Q17, costs and expenses related to third-party services in Brazilian operations totaled R$ 1,483 million, down 3.3% from 4Q16 and down 4.5% from 3Q17. These declines were mostly due to lower spending on legal advisory and consulting services and lower call center expenses in 4Q17, partially offset by higher content acquisition (TV and VAS) and sales commission expenses. It is important to point out that the reduction in consulting and call center expenses was the result of several efforts designed to increase efficiency, including the customer service quality model and the Cuidar do Cliente (Caring for the Customer) program, both of which were implemented by Oi in order to improve customer service quality and processes. The results of these initiatives are underlined by continuous improvement in several indicators, such as an 8.9% drop in customer service costs, a 22.8% decline in the number of repeated calls and a 7.8% increase in customer satisfaction compared with 4Q16.

Network Maintenance Services

Network maintenance service costs and expenses in Brazilian operations totaled R$ 298 million in 4Q17, 10.8% higher than in 4Q16 and 8.7% lower than in 3Q17. The increase over 4Q16 was mainly due to the insourcing of technical support call center operations in 2017 and contractual adjustments in the period.

The sequential reduction in network maintenance service costs and expenses was due to a lower number of incidents, thanks to initiatives focused on preventive actions and productivity improvements, which have been increasing the efficiency of field operations. As a result, the Company has been recording significant improvements in the quality of services, expressed by indicators such as average waiting time for problem resolution (-9.3% y.o.y.), rework rate within 30 days (-19.2% y.o.y.), average time until installation (-11.8% y.o.y.) and complaints to ANATEL for technical reasons (‑23.0% y.o.y.).

Handset Costs/Other (COGS)

Handset costs in Brazilian operations reached R$ 62 million in 4Q17, R$ 9 million less than in 4Q16 and R$ 17 million more than in 3Q17.

Marketing

Marketing expenses totaled R$ 128 million in 4Q17, down 12.2% from 4Q16 and up 10.7% on 3Q17. The year-on-year reduction was due to a decline in campaign activity between 4Q16 and 4Q17. The sequential increase was due to the intensification of campaigns for Oi Total and the prepaid segment, as well as higher institutional marketing expenses.

Rent and Insurance

Rent and insurance expenses in Brazilian operations totaled R$ 953 million in 4Q17, down 13.0% from 4Q16 and 11.6% from 3Q17, mainly due to lower expenses related to right-of-way and pole, tower and equipment.

Provision for Contingencies

The provision for contingencies in Brazilian operations totaled R$ 145 million in 4Q17, 11.4% and 20.1% higher than in 4Q16 and 3Q17, respectively, basically due to a fine imposed by ANATEL in 4Q17 related to previous years, offset by the lower number of new claims in the JEC (Small Claims Court).

Provision for Bad Debt

The provision for bad debt came to R$ 223 million in 4Q17 (+35.4% y.o.y. and +28.7% q.o.q.). These variations are mainly due to the recognition of provision for bad debt related to dealers in 4Q17.

EBITDA

Table 3 – EBITDA and EBITDA Margin

OPERATING RESULTS

	4Q17	4Q16	3Q17	YoY	QoQ	2017	2016	YoY
Oi S.A.
Routine EBITDA (R$ million)	1,299	1,756	1,605	-26.1%	-19.1%	6,244	6,697	-6.8%
Brazil	1,300	1,675	1,597	-22.4%	-18.6%	6,190	6,340	-2.4%
Others	-1	81	9	-101.6%	-115.3%	54	357	-84.7%
Routine EBITDA Margin (%)	22.3%	27.8%	26.9%	-5.5 p.p.	-4.6 p.p.	26.2%	25.8%	0.5 p.p.
Brazil	22.5%	27.4%	27.0%	-4.9 p.p.	-4.5 p.p.	26.3%	25.2%	1.1 p.p.
Others	-2.9%	38.1%	18.7%	-41.0 p.p.	-21.5 p.p.	23.4%	42.9%	-19.5 p.p.
Non-routine Items	-3,496	-2,510	0	39.3%	n.m.	-3,496	-2,605	34.2%
EBITDA (R$ million)(1)	-2,197	-754	1,605	191.6%	-236.9%	2,748	4,092	-32.8%
Brazil	-2,149	-609	1,597	252.9%	-234.6%	2,740	3,961	-30.8%
Others	-48	-145	9	-66.9%	-657.6%	8	131	-94.0%
EBITDA Margin (%)	-37.7%	-11.9%	26.9%	-25.8 p.p.	-64.6 p.p.	11.6%	15.7%	-4.2 p.p.

(1) 3Q17, 2Q17, 1Q17, 4Q16 and 2016 data were adjusted as explained in the Disclaimer section of this document.

In 4Q17, consolidated routine EBITDA totaled R$ 1,299 million, falling 26.1% from 4Q16 and 19.1% from 3Q17. In 2017, consolidated routine EBITDA stood at R$ 6,244 million, down 6.8% from 2016.

Routine EBITDA from Brazilian operations amounted to R$ 1,300 million in 4Q17, a decline of 22.4% from 4Q16 and 18.6% from 3Q17, due to the reduction in revenues from Brazilian operations in the period, combined with higher costs in 4Q17. The routine EBITDA margin from Brazilian operations was 22.5% (-4.9 p.p. y.o.y. and -4.5 p.p. q.o.q.). In 2017, routine EBITDA from Brazilian operations totaled R$ 6,190 million, a decline of 2.4% from 2016, accompanied by a margin of 26.3%, 1.1 p.p. higher than in 2016.

Routine EBITDA from international operations (Africa and East Timor) totaled -R$ 1 million in the quarter, versus R$ 81 million in 4Q16 and R$ 9 million in 3Q17. This variation is due to higher costs in 4Q17 is due to higher expenses with consulting and third-party services, together with the reduction in the interest held by one of Oi companies in the capital stock of the Namibian telecom operator Mobile Telecommunications Limited in January 2017, in accordance with the Notice to the Market disclosed on January 31. In 2017, routine EBITDA from international operations totaled R$ 54 million, versus R$ 357 million in 2016.

As disclosed via Material Fact on March 28, 2018, the judicial reorganization process, with the approval and homologation of its Plan, and the commitment to the adequacy of the treatment of the accounting information and the quality of its disclosure to the market led the Company to discuss with the external audit details about the accounting recognition of certain assumptions of the Plan, and its consequences on the opening balance of 2016 and on the Company's financial statements for the fiscal years ended 2016 and 2017. In this sense, part of the accounting adjustments resulting from this adequacy affected the Company's results for 2017. With respect to EBITDA, these adjustments are being treated as non-routine items and refer mainly to the provision of regulatory liabilities, assets impairment test result (including the goodwill), write-offs related to judicial deposits, among others. The net amount of these adjustments in 4Q17 is negative in R$ 3,496 million, generating a negative accounting EBITDA in Brazil of R$ 2,149 million.

Capex

Table 4 – Capex

OPERATING RESULTS

R$ million	4Q17	4Q16	3Q17	YoY	QoQ	2017	2016	YoY
Capex
Brazil	1,835	1,358	1,339	35.1%	37.0%	5,629	4,759	18.3%
Others	6	35	7	-83.8%	-21.0%	58	143	-59.4%
Total	1,840	1,393	1,346	32.2%	36.7%	5,687	4,901	16.0%

In 4Q17, the Company’s consolidated investments, considering international operations, totaled R$ 1,840 million, up 35.1% from 4Q16 and 37.0% from 3Q17. Capex in Brazilian operations came to R$ 1,835 million, versus R$ 1,358 million in 4Q16 and R$ 1,339 million in 3Q17. In 2017, the Company increased its consolidated annual investments by 16.0% compared to 2016, totaling R$ 5,687 million, fueled by the 18.3% growth in investments in Brazilian operations, which totaled R$ 5,629 million in the period.

In 2017, Oi increased its investments, focusing in infrastructure and network core, as well as expanded its IT services. As a result, Oi was able to increase the robustness, quality and capacity of the network core, ensuring a more efficient operational performance and promoting consistent improvements in service quality and customer experience, thereby creating value for the business.

As a result of this strategy, network investments in Brazilian operations came to R$ 4,643 million in 2017, corresponding to around 82% of total investments, while investments in IT improvements accounted for 11% of the total.

Operational Cash Flow (Routine EBITDA – Capex)

Table 5 - Operational Cash Flow

R$ million	4Q17	4Q16	3Q17	YoY	QoQ	2017	2016	YoY
Oi S.A.
Routine EBITDA	1,299	1,756	1,605	-26.1%	-19.1%	6,244	6,697	-6.8%
Capex	1,840	1,393	1,346	32.2%	36.7%	5,687	4,901	16.0%
Routine Operational Cash Flow (EBITDA - Capex)	(542)	364	259	-248.8%	-309.0%	557	1,795	-69.0%

Table 6 - Operational Cash Flow from Brazilian Operations

R$ million	4Q17	4Q16	3Q17	YoY	QoQ	2017	2016	YoY
Oi S.A.
Routine EBITDA	1,300	1,676	1,597	-22.4%	-18.6%	6,190	6,340	-2.4%
Capex	1,835	1,358	1,339	35.1%	37.0%	5,629	4,759	18.3%
Routine Operational Cash Flow (EBITDA - Capex)	(535)	318	258	-268.3%	-307.4%	560	1,581	-64.6%

Consolidated routine operational cash flow (routine EBITDA minus Capex) was a negative R$ 542 million in 4Q17, versus a positive R$ 364 million in 4Q16 and a positive R$ 259 million in 3Q17. Routine operational cash flow from Brazilian operations was a negative R$ 535 million in the quarter, versus a positive R$ 318 million in 4Q16 and a positive R$ 258 million in 3Q17. These declines were due to lower routine EBITDA in 4Q17 compared with 4Q16 and 3Q17, combined with the expansion of investments, in line with the Company’s Capex commitments.

OPERATING RESULTS

In 2017, consolidated routine operational cash flow came to R$ 557 million (-69.0% versus 2016), while routine operational cash flow from Brazilian operations totaled R$ 560 million in 2017 (-64.6% versus 2016). In 2017, the decline in operational cash flow was basically due to the increase of investments in the period.

Depreciation/Amortization

Depreciation and amortization expenses came to R$ 1,316 million in 4Q17 (-2.3% y.o.y. and +4.7% q.o.q.). In 2017, depreciation and amortization expenses fell 6.8% from 2016.

Table 7 – Depreciation and Amortization(1)

R$ million	4Q17	4Q16	3Q17	YoY	QoQ	2017	2016	YoY
Depreciation and Amortization
Total	1,316	1,347	1,257	-2.3%	4.7%	5,109	5,483	-6.8%

(1) 3Q17, 2Q17, 1Q17, 4Q16 and 2016 data were adjusted as explained in the Disclaimer section of this document.

Financial results

Financial Results

Table 8 – Financial Results (Oi S.A. Consolidated)(1)

R$ million	4Q17	4Q16	3Q17	2017	2016
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	(869)	(589)	(601)	(2,892)	(2,955)
Net FX Result (on fin. investments and loans and financing)	(1,835)	853	857	(2,916)	1,631
Other Financial Income / Expenses	4,559	(972)	(211)	2,612	(2,364)
Net Financial Income (Expenses)	1,854	(707)	45	(3,197)	(3,689)

(1) 3Q17, 2Q17, 1Q17, 4Q16 and 2016 data were adjusted as explained in the Disclaimer section of this document.

In 4Q17, Oi S.A. recorded a net financial income of R$ 1,854 million, versus net financial income of R$ 45 million in 3Q17 and a net financial expense of R$ 707 million in 4Q16.

The q.o.q performance was mainly due to the financial income recorded under "Other Financial Revenues / Expenses" of R$ 4,559 million, which refers to the adjustment to present value of the revision of the calculation of the provision for contingencies of administrative and judicial proceedings with ANATEL, calculated based on the best estimate of future cash outflow, according to the terms of payments agreed upon in the Judicial Reorganization Plan.

This financial income was partially offset by “Net FX Result”, which presented a financial expense due to the impact of the exchange rate in 4Q17, with the Real depreciating 4.42% against the Dollar and 6.05% against the Euro. As a result, the Company recorded a foreign exchange loss on debt denominated in foreign currencies. In addition, the increase in “Net Interest” expenses in the quarter were mainly due to the foreign exchange loss on interest on debt denominated in foreign currencies in the period, partially offset by lower CDI rate and IPCA inflation compared with 3Q17.

In the annual comparison, the higher net financial result also reflected the impact of the financial income generated in the revision of the criteria for calculating the provision of regulatory contingencies with ANATEL. This was partially offset by the depreciation of the Real against the Dollar (+1.50%) and the Euro (+15.44%) in 2017, as the Company did not have derivative financial instruments and was thus exposed to exchange rate fluctuations.

Financial results

Net Earnings (Loss)

Table 9 – Net Earnings (Loss) (Oi S.A. Consolidated)(1)

R$ million	4Q17	4Q16	3Q17	YoY	QoQ	2017	2016	YoY
Net Earnings (Loss)
Earnings before interest and taxes (EBIT)	-3,513	-2,101	348	67.2%	n.m.	-2,361	-1,391	69.7%
Financial Results	1,854	-707	45	-362.4%	n.m.	-3,197	-3,689	-13.3%
Income Tax and Social Contribution	-2,257	-2,000	109	12.8%	n.m.	-1,098	-3,126	-64.9%
Net Loss from Continuing Operations	-3,916	-4,808	502	-18.5%	n.m.	-6,656	-8,206	-18.9%
Net Results from Discontinued Operations	0	0	0	n.m.	n.m.	0	0	n.m.
Consolidated Net Loss	-3,916	-4,808	502	-18.5%	n.m.	-6,656	-8,206	-18.9%
attributable to owners of the Company	-3,690	-4,732	535	-22.0%	n.m.	-6,365	-8,028	-20.7%
attributable to non-controlling interests	-226	-75	-33	201.0%	n.m.	-291	-178	63.9%

(1) 3Q17, 2Q17, 1Q17, 4Q16 and 2016 data were adjusted as explained in the Disclaimer section of this document.

In 4Q17, the Company's operating earnings (loss) before the financial result and taxes (EBIT) was a loss of R$ 3,513 million, versus a loss of R$ 2,101 million in 4Q16 and earnings of R$ 348 million in 3Q17. The annual decline in EBIT was mostly due to non-recurring operating costs and expenses (Routine + Non-routine) in 4Q17 (-13.4% versus 4Q16), as well as the 7.8% decline in revenues in the period. In the sequential comparison, the absence of non-recurring costs and expenses in 3Q17 accounted for most of this variation, together with lower revenues in 4Q17 compared with 3Q17.

In 4Q17, the Company recorded income tax and social contribution expenses totaling R$ 2,257 million, versus expenses of R$ 2,000 million in 4Q16. Despite this negative impact, the positive financial result of R$ 1,854 million, compared with a financial expense of R$ 707 million in 4Q16, offset the effect of income tax and social contribution and Oi’s consolidated net loss fell R$ 892 million between 4Q16 and 4Q17. Compared with 3Q17, the reversal of consolidated net earnings into a consolidated net loss was due to the combination of higher EBIT and income tax and social contribution revenues in 3Q17, versus higher EBIT and expenses recorded with income tax and social contribution in 4Q17, which were partially offset by higher financial income in 4Q17 compared with the previous quarter.

Debt & liquidity

Debt & Liquidity

Table 10 – Debt

R$ Million	Dec/17	Dec/16	Sep/17	% Gross Debt
Debt
Short Term	54,620	48,191	51,827	100.0%
Long Term	0	0	0	0.0%
Total Debt	54,620	48,191	51,827	100.0%
In Local Currency	14,835	13,448	14,531	27.2%
In Foreign Currency	39,681	34,638	37,191	72.6%
Swaps	105	105	105	0.2%
(-) Cash	-6,999	-7,849	-7,717	-12.8%
(=) Net Debt	47,621	40,342	44,109	87.2%

Oi S.A. ended 4Q17 with consolidated gross debt of R$ 54,620 million, R$ 2,793 million more than in 3Q17. Compared with the end of 2016, consolidated gross debt increased R$ 6.429 million.

Both the sequential and the annual increases were mainly due to interest accrual and the depreciation of the Real against the Dollar and the Euro in both periods, as explained earlier. It is worth noting that, on December 20, 2017, as per the Material Fact disclosed on that date, the creditors of the Company and its subsidiaries Oi Móvel S.A., Telemar Norte Leste S.A., Copart 4 Participações S.A., Copart 5 Participações S.A., Portugal Telecom International Finance BV and Oi Brasil Holdings Coöperatief U.A. ("Oi Companies"), approved the Judicial Reorganization Plan, which had not been ratified and published by the end of 2017.  As a result, for accounting and disclosure purposes, the balances of loans and financing recorded in the table above do not reflect the new negotiated debt.

At the end of 4Q17, net debt stood at R$ 47,621 million, R$ 3,512 million more than in 3Q17. The increase in net debt was chiefly due to higher gross debt, as previously explained, combined with the 9.3% sequential reduction in cash, impacted by payments related to regulatory obligations in the period and payments to creditors as a result of the Creditors Settlement Program. Net debt grew R$ 7,279 million over 4Q16, due to the increase in gross debt, despite positive operational cash generation in the period.

Debt & liquidity

Table 11 – Cash Position (Brazilian operations)

R$ Million
3Q17 Cash Position	7,717
Routine EBITDA	1,300
Capex	-1,835
Working capital	458
Anatal fees	-4
Judicial Deposits + Taxes	-406
Financial operations	78
3G and 4G Licenses	0
Payments to Creditors JR	-310
4Q17 Cash Position	6,999

Table 12 – Gross Debt Breakdown

R$ Million
Gross Debt Breakdown	4Q17
Int'l Capital Markets	35,636
Local Capital Markets	4,908
Development Banks and ECAs	9,705
Commercial Banks	4,565
Hedge and Borrowing Costs	-194
Total Gross Debt	54,620

Additional information

Historical Reclassified Net Revenue and Revenue Generating Units (RGUs)

In 4Q16, the Company revised and changed the criteria for segmenting revenues and revenue generating units (RGUs) among the various business units (BUs), as it believes this new breakdown better reflects how the businesses are managed. Historical revenue and RGU figures were adjusted in order to reflect this change. The historical reclassified data is shown in the tables below:

	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Residential
Net Revenues (R$ million)(1)	2,269	2,321	2,227	2,354	2,315	2,345	2,368	2,348	2,337	2,393	2,406	2,436	2,407	2,380	2,428	2,487	2,538	2,565	2,580	2,550
Revenue Generating Units (RGU) - ('000)(1)	15,885	16,121	16,272	16,343	16,425	16,498	16,573	16,620	16,780	17,034	17,329	17,719	18,066	18,052	18,226	18,437	18,689	19,302	19,512	19,674
Fixed Line in Service	9,233	9,465	9,657	9,802	9,947	10,087	10,228	10,336	10,515	10,748	11,007	11,303	11,590	11,806	12,099	12,359	12,630	13,073	13,338	13,614
Fixed Broadband	5,156	5,207	5,219	5,204	5,188	5,164	5,149	5,115	5,109	5,127	5,151	5,197	5,241	5,223	5,248	5,255	5,235	5,317	5,272	5,223
Pay TV	1,496	1,449	1,396	1,336	1,290	1,247	1,197	1,168	1,156	1,158	1,171	1,220	1,235	1,023	879	823	824	912	902	837
ARPU Residential (R$)	81.3	81.1	76.5	79.6	77.2	77.1	77.0	75.2	73.5	73.6	72.2	71.3	68.8	66.7	66.4	66.6	65.9	65.0	64.0	62.2

	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Personal Mobility
Net Revenues (R$ million)(1)	1,887	1,939	1,872	1,947	1,945	1,940	1,938	2,027	2,090	2,042	2,012	2,251	2,417	2,164	2,210	2,147	2,369	2,327	2,250	2,311
Service	1,827	1,884	1,814	1,890	1,886	1,897	1,872	1,968	2,033	1,990	1,944	2,052	2,135	1,961	2,002	2,034	2,208	2,229	2,122	2,163
Customer (2)	1,693	1,761	1,713	1,748	1,730	1,754	1,733	1,779	1,814	1,773	1,751	1,792	1,791	1,629	1,677	1,635	1,718	1,676	1,591	1,592
Network Usage	135	123	100	141	156	143	138	189	219	217	193	260	344	332	324	399	490	554	532	571
Sales of handsets, SIM cards and others	60	55	58	57	59	43	66	58	56	52	68	199	281	202	208	114	161	97	128	148
Revenue Generating Units (RGU) - ('000)(1)	36,648	39,626	39,802	39,837	39,870	44,118	45,319	45,559	45,860	47,059	47,756	47,938	48,462	48,976	48,618	48,145	47,727	47,337	46,896	46,569
Prepaid Plans	29,917	32,807	32,963	32,957	32,997	37,318	38,299	38,668	39,068	40,296	40,719	40,824	41,322	41,990	41,801	41,417	41,019	40,676	40,235	39,905
Postpaid Plans (3)	6,731	6,820	6,839	6,880	6,872	6,800	7,020	6,891	6,791	6,763	7,037	7,114	7,140	6,986	6,817	6,729	6,708	6,662	6,661	6,664

	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
B2B
Net Revenues (R$ million)(1)	1,559	1,596	1,627	1,703	1,790	1,832	1,914	2,070	1,979	1,971	2,005	2,027	2,087	2,042	2,098	2,093	2,118	2,107	2,147	2,079
Revenue Generating Units (RGU) - ('000)(1)	6,512	6,543	6,501	6,550	6,617	6,634	6,661	6,668	6,757	7,084	7,223	7,249	7,296	7,335	7,375	7,339	7,370	7,559	7,660	7,718
Fixed	3,641	3,685	3,696	3,727	3,760	3,794	3,831	3,875	3,941	4,053	4,110	4,154	4,189	4,231	4,255	4,247	4,225	4,239	4,211	4,167
Broadband	543	539	542	547	553	558	561	569	580	594	604	612	617	622	628	630	630	623	615	604
Mobile	2,316	2,307	2,251	2,263	2,290	2,270	2,256	2,211	2,223	2,424	2,497	2,470	2,478	2,472	2,485	2,456	2,511	2,698	2,834	2,946
Pay TV	12	12	13	14	13	12	12	12	12	12	13	12	12	9	7	5	4	0	0	0

Additional information

Oi S.A. Consolidated

Income Statement - R$ million (1)	4Q17	4Q16	3Q17	2017	2016
Net Operating Revenues	5,828	6,323	5,964	23,790	25,996
Operating Costs and Expenses	-8,025	-7,076	-4,358	-21,041	-21,904
Personnel	-837	-656	-682	-2,791	-2,852
Interconnection	-193	-299	-180	-778	-1,173
Third-Party Services	-1,510	-1,575	-1,573	-6,229	-6,399
Network Maintenance Service	-298	-279	-327	-1,243	-1,540
Handset Costs/Other (COGS)	-64	-81	-47	-223	-284
Marketing	-128	-151	-116	-414	-449
Rent and Insurance	-955	-1,107	-1,080	-4,163	-4,330
Provision for Contingencies	-7,038	-2,104	-121	-7,362	-2,833
Provision for Bad Debt	-319	-270	-173	-838	-730
Taxes and Other Revenues (Expenses)	-1,382	-229	-61	-1,700	-894
Other Operating Revenues (Expenses), net	0	0	0	0	-95
EBITDA	-2,197	-754	1,605	2,748	4,092
Margin %	-37.7%	-11.9%	26.9%	11.6%	15.7%
Non Routine Items	3,496	2,510	0	3,496	2,605
Non Routine EBITDA	1,299	1,756	1,605	6,244	6,697
Margin %	22.3%	27.8%	26.9%	26.2%	25.8%
Depreciation and Amortization	-1,316	-1,347	-1,257	-5,110	-5,483
EBIT	-3,513	-2,101	348	-2,361	-1,391
Financial Expenses	-3,496	-969	-371	-10,333	-5,061
Financial Income	5,350	262	416	7,136	1,372
Net Earnings (Loss) Before Tax and Social Contribution	-1,659	-2,807	393	-5,558	-5,080
Income Tax and Social Contribution	-2,257	-2,000	109	-1,098	-3,126
Net Earnings (Loss) from Continuing Operations	-3,916	-4,808	502	-6,656	-8,206
Net Results from Discontinued Operations	0	0	0	0	0
Consolidated Net Earnings (Loss)	-3,916	-4,808	502	-6,656	-8,206
Margin %	-67.2%	-76.0%	8.4%	-28.0%	-31.6%
Profit (Loss) attributed to the controlling shareholders	-3,690	-4,732	535	-6,365	-8,028
Profit (Loss) attributed to the non-controlling shareholders	-226	-75	-33	-291	-178
Outstanding Shares Thousand (ex-treasury)	675,667	675,667	675,667	675,667	675,667
Earnings per share (R$)	-5.4609	-7.0042	0.7922	-9.4209	-11.8815

(1) 3Q17, 2Q17, 1Q17, 4Q16 and 2016 data were adjusted as explained in the Disclaimer section of this document.

Additional information

Oi S.A. Consolidated

Balance Sheet - R$ million(1)	12/31/2017	09/30/2017	12/31/2016
TOTAL ASSETS	68,639	65,943	65,972
Current	23,748	25,549	26,356
Cash and cash equivalents	6,863	7,608	7,563
Financial investments	21	22	117
Derivatives	0	0	0
Accounts Receivable	7,367	7,994	7,891
Inventories	254	541	355
Recoverable Taxes	1,124	899	1,542
Other Taxes	1,082	1,099	978
Assets in Escrow	1,023	508	1,122
Held-for-sale Assets	4,675	4,721	5,404
Other Current Assets	1,339	2,157	1,384
Non-Current Assets	44,891	40,394	39,616
Long Term	9,415	10,227	9,439
.Recoverable and Deferred Taxes	0	187	0
.Other Taxes	628	706	739
.Financial investments	115	88	169
.Assets in Escrow	8,290	8,933	8,244
.Derivatives	0	0	0
.Other	383	313	287
Investments	137	140	136
Property Plant and Equipment	26,989	26,250	25,905
Intagible Assets	8,351	3,777	4,136

TOTAL LIABILITIES	68,639	65,943	65,972
Current	67,892	65,580	61,286
Suppliers	7,627	7,314	6,578
Loans and Financing	54,515	51,722	48,086
Financial Instruments	105	105	105
Payroll and Related Accruals	925	815	668
Provisions	963	956	1,082
Pension Fund Provision	62	185	147
Payable Taxes	567	511	473
Other Taxes	1,444	1,453	1,814
Dividends Payable	6	6	6
Liabilities associated to held-for-sale assets	354	680	545
Authorizations and Concessions Payable	20	16	107
Other Accounts Payable	1,303	1,816	1,674
Non-Current Liabilities	14,260	10,460	11,352
Loans and Financing	0	0	0
Financial Instruments	0	0	0
Payable and Deferred Taxes	3,077	1,265	1,764
Other Taxes	868	859	1,073
Contingency Provisions	6,820	4,901	4,726
Pension Fund Provision	571	437	450
Outstanding authorizations	1	4	4
Other Accounts Payable	2,924	2,994	3,335
Shareholders' Equity	-13,513	-10,096	-6,666
Controlling Interest	-13,806	-10,400	-7,457
Minority Interest	293	303	791

(1) 3Q17, 2Q17, 1Q17, 4Q16 and 2016 data were adjusted as explained in the Disclaimer section of this document.

Additional information

Please note

The main tables disclosed in this Earnings Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.ir.oi.com.br).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&conta=28&tipo=44320

JUDICIAL REORGANIZATION PROCESS

Additional information

Decision of the Court about the Officers appointed by the Board of Directors

On November 17, 2017, pursuant to Article 157, paragraph 4 of Law 6404/76 and pursuant to CVM Instruction 358/02, the Company informed its shareholders and the market in general that it was informed of the decision of the 7th Corporate Court of the District of the Capital of the State of Rio de Janeiro, before which the Judicial Reorganization is pending, with respect to requests made by international creditors of the Oi Companies, which ordered as a precautionary measure and until the interested parties file their statements, that the Officers appointed by the Board of Directors at a meeting held on November 3, 2017, refrain from interfering in matters related to judicial reorganization, as well as to the negotiation and preparation of the judicial reorganization plan for the Oi Companies, without prejudice to the regular exercise of their other operational duties in the direction of the Company.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=973A5BF5-2B2F-4598-9A4E-EDFCF6BCCA74

Adjustments approved by the Board of Directors to the terms and conditions of the Judicial Reorganization Plan and the Plan Support Agreement (“PSA”)

On November 22, 2017, the Company informed its shareholders and the market in general that the Board of Directors approved guidelines for adjustments to the terms and conditions of the Judicial Reorganization Plan and the Plan Support Agreement (“PSA”) of Oi and its subsidiaries filed before the 7th Corporate Court of the District of the Capital of the State of Rio de Janeiro, before which the Judicial Reorganization is pending. The approved adjustments contemplate some of the adjustments that were being defended by the Company’s Board of Executive Officers so that the Plan reaches a configuration that allows the evolution of the negotiations to a new level. The Company incorporated into the Plan and PSA the adjustments approved by the Board of Directors and filed the New Versions of the Plan and the PSA in the Courts, ANATEL and the Brazilian Securities and Exchange Commission (CVM).

On November 27, 2017, pursuant to Article 157, Paragraph 4, of Law No. 6,404/76 and under CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that, given the approval by the Board of Directors of the Company at a meeting held on November 11, 2017, of guidelines for adjustments to the terms and conditions of the Judicial Reorganization Plan and the Plan Support Agreement (PSA) of Oi and its subsidiaries, submitted with the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro, where the Judicial Reorganization is pending, new changed versions of the Judicial Reorganization Plan and the PSA were filed today, incorporating the approved changes, which will be submitted to the General Creditors Meeting to be held on December 7, 2017, at 11:00 am, for the first call.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=CD1805CE-1F16-4401-AF58-5CC7A84807D9

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=E385C8A2-A61D-4AD8-82C0-B47C48577A8E

Anatel Precautionary Measure

On November 27, 2017, pursuant to Article 157, Paragraph 4, of Law No. 6,404/76 (“Brazilian Corporation Law”) and under CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that, on this date, Oi became aware of a decision of the Directors’ Council of the National Telecommunications Agency (“Anatel”), that, through Judgment No. 601, issued today, orders Oi, among other matters, the following:

“a.i) not to execute the contract that supports the Judicial Reorganization Plan under the terms of the draft submitted to the Agency;

a.ii) to refrain from entering into any contract that supports the Judicial Reorganization Plan, or to execute similar documents containing clauses identical or analogous to those expressly mentioned in this analysis, given that they could harm the interests of the company and the community;

a.iii) to keep sending notice to the Competition Superintendence about the meetings of the Board of Directors and of the Board of Executive Officers, on the same date as they convene;

Additional information

a.iv) if the Superintendence of Competition deems it worthwhile and convenient to send a representative to attend the meetings referred to in item “a.iii”, that the representative is given access to all relevant documents, if the Superintendence of Competition deems it worthwhile and convenient to send a representative to attend the meetings referred to in item “a.iii”, that the representative is given access to all relevant documents, so that the representative can immediately inform the Directors’ Council of Anatel of any acts or facts relevant to the maintenance of the concession and compliance with fiduciary duties by the company’s managers;

a.v) that failure to comply with the above will lead to the application of applicable sanctions to Oi S.A. and, if applicable, also to the members of the Board of Directors or Executive Officers who sign any contract that supports the Judicial Reorganization Plan, or any similar document.”.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=8A896644-9883-424B-AB76-F352871CA141

Decision about the Judicial Reorganization Plan and the General Meeting of Creditors

On November 29, 2017, in compliance with Article 157, paragraph 4, of Law No. 6,404/76 and pursuant to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that on this date it received notice of the decision of the 7th Corporate Court of the District of the Judicial District of the Capital of the State of Rio de Janeiro, before which it handles the Judicial Reorganization that it reexamined requests from certain creditors of the Company, and determined the following:

“1) Denied the requests for the suspension of the voting rights of the members of the Board of Directors of Oi S/A and the minority shareholders in the petition of pages. 241,856/241,984 (items ii and iii) and the petition on pages. 243,730/243,751 (items i, ii and iv);

2) Regarding the request to prohibit the signing of the Plan Support Agreement negotiated by the minority shareholders, it was clarified that ANATEL has already prohibited such signing; furthermore, it is not for the Court to assess the merits of the reorganization plan;

3) Maintained the precautionary decision that determined that the new Directors appointed by the Board of Directors, refrain from interfering in any way with matters related to this judicial reorganization process, as well as negotiating and drawing up the judicial reorganization plan, matters that will remain in the exclusive jurisdiction of Oi Group’s CEO, under the penalties of civil and criminal law.

4) Appointed Oi Group’s current CEO, Eurico Teles, as the person in charge of conducting and concluding negotiations with the creditors of this reorganization until on which date he must personally present to this magistrate the reorganization plan that will be vote on in the General Creditors Meeting (GCM), regardless of approval by the Board of Directors.

5) Denied for the time being, the request of the Judicial Administrator to submit alternative plans to the General Creditors Meeting if any, that are submitted by relevant creditors.

6) As a consequence of the measure adopted here the postponement of the ACG is again required, rescheduling the first call of the General Creditors Meeting for December, 17, 2017 at 11:00 a.m., which may continue on December 20, 2017, if necessary. The second call remains unchanged, which is on February 1, 2018, at 11:00 a.m., and can continue on February 2, 2018.

7) Denied in part the decision that determined the presentation of the reorganization plan to the Board 10 days in advance of the GCM. The plan must be presented by the CEO, in court, on December 12, 2017 and the GCM will take place on December 19, 2017.

On December 12, 2017, pursuant to Article 157, Paragraph 4, of Law No. 6,404/76 and CVM Instruction No. 358/02, and in compliance with the judgement rendered on the same date by the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro, where the Judicial Reorganization of Oi and its subsidiaries, the Company informed its shareholders and the market in general that a new version of the Judicial Reorganization Plan, with amendments, was filed with the abovementioned Court on this date, and will be submitted to the General Creditors Meeting to be held on December 19, 2017, at 11:00 am, for the first call.

Additional information

On this date, a group of bondholders confirmed to the Company that they are willing to promptly provide or arrange firm commitments for the purpose of fully backstopping the R$4.0 billion capital increase provided for in the Plan, pursuant to the conditions to be set forth in contracts to be negotiated and executed in good faith among those creditors and the Company before the General Meeting of Creditors.

 On December 20, 2017, pursuant to Article 157, paragraph 4 of Law 6404/76, under CVM Instruction 358/02, the Company informed its shareholders and the market in general that, on this date, the creditors of the Company and its subsidiaries, in the General Creditors Meeting, approved the Judicial Reorganization Plan, including negotiated changes, pursuant to Article 45 of Law No. 11,101/2005. The Plan will be submitted for approval to the 7th Corporate Court of the District of the Capital of Rio de Janeiro, under the terms of the law.

On December 22, 2017, regarding the approval of the judicial reorganization plan of Oi and its subsidiaries during the General Creditors Meeting installed on December 19, 2017, the Company informed its shareholders and the market in general that the Plan and its exhibits, as well as the minutes of the GCM that approved the Plan were filed by the Judicial Administrator with the 7th Corporate Court of the District of the Capital of Rio de Janeiro, where the judicial reorganization is pending, on this date.

On January 8, 2018, pursuant to Article 157, paragraph 4 of Law No. 6.404/76, under CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that, on this date, the Judge of the 7th Corporate Court of the Capital District of the State of Rio de Janeiro granted the judicial reorganization of the Company and its subsidiaries and ratified the Judicial Reorganization Plan with some exceptions emphasized in the original document. The decision also addressed the call for an Extraordinary General Shareholders Meeting to deliberate on matters that impact the Plan.

On January 15, 2018, the Company informed its shareholders and the market in general that, on January 12, 2018, it was made aware of the decision of the Board of Directors of the National Telecommunications Agency (Conselho Diretor da Agência Nacional de Telecomunicações – ANATEL), with respect to the request from Oi for prior consent for the inauguration of the new members of the Transitional Board of Directors, pursuant to the judicial reorganization plan approved in the General Creditors Meeting and ratified by the 7th Corporate Court of the Capital of the State of Rio de Janeiro. Anatel’s analysis is restricted exclusively to the request for prior consent for the composition of such Board, under the terms and conditions set forth in Section 9.2 of the Plan.

 On February 5, 2018, the Company informed its shareholders and the market in general that the decision rendered by the 7th Corporate Court of the Judicial District of the Capital of the State of Rio de Janeiro confirming the Judicial Reorganization Plan of the Company and its subsidiaries and granting the judicial reorganization of the Recovering Entities was published on this date. As a result of the publication of the decision, the period of 20 days for the creditors of the Recovering Entities can choose between the options for payment of their respective credits, as provided in the Plan, will begin from 00:00 on February 6, 2018 until 23:59 on February 26, 2018.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=A3C23F5F-6756-4B31-A8F1-795B0CC51436

 http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=9B7322F9-D5A1-409C-BD30-8B1A48E34F25

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=8C66F005-1F41-448A-A80E-D62F72160E28

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=94B29338-5A2A-4A0E-9279-A0BF07F31902

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=5ED127CB-EE61-4377-A73A-BE6C41D46E78

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=AC1A4262-33E3-43CF-816A-017378062EBA

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=D43972EF-B201-4C12-B6C0-90856FA73F7B

Additional information

Decision of American Court concerning the Chapter 15 of the US Bankruptcy Code

On December 5, 2017, pursuant to Article 157, paragraph 4, of Law No. 6,404/76 and CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that on December 4, 2017 the Judge of the Bankruptcy Court for the Southern District of New York issued a ruling denying the motion of Mr. Jasper Berkenbosch (Judicial Administrator in the Netherlands for Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization – “Oi Coop”) to revoke the current ruling issued under Chapter 15 of the US Bankruptcy Code (“Chapter 15”) proceeding of Oi Brasil Holdings Coöperatief UA – In Judicial Reorganization (“Oi Coop”), and to recognize Oi Coop’s bankruptcy proceedings in the Netherlands as its foreign main proceeding, maintaining the recognition by that Court of the judicial reorganization proceeding, presently ongoing in the 7th Corporate Court of the Judicial District of the State of Rio de Janeiro, Brazil, as its foreign main proceeding.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=99A48F21-BA2F-4776-8B7C-DCDE712B9934

Restructuring Settlement Negotiations and Discussions

On December 13, 2017, in compliance with Article 157, paragraph 4 of Law 6,404/76 and pursuant to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that, the Company has been involved in discussions with, provided certain information to, and has come to an agreement in principle with certain holders of, or managers of entities holding, beneficial interests in Notes.

Additionally, on December 13, 2017 too, in compliance with Article 157, paragraph 4 of Law 6,404/76 and pursuant to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that the Company has been involved in discussions and negotiations with certain individual holders of, or managers of entities holding, beneficial interests in. For the avoidance of doubt, the “Noteholders,” as such term is used in this second Material Fact, do not include any holders of the Notes that are members of the Steering Committee of the International Bondholder Committee or the Steering Committee of the Ad Hoc Group of Bondholders.

On December 20, 2017, in compliance with Article 157, paragraph 4 of Law 6,404/76 and pursuant to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that, the Company has held a meeting with and been involved in discussions and negotiations regarding the form, terms and provisions of a subscription and commitment agreement and certain proposed amendments to the plan of reorganization filed by the Company on December 12, 2017 on the docket of the judicial reorganization proceedings pending in respect of the Company in Brazil, and provided certain information to certain individual holders and certain groups of holders of, or managers of entities holding beneficial interests in Notes, and has entered into a subscription and commitment agreement with creditors and in particular the Individual Noteholders, the Noteholders who are members of the Steering Committee of the Ad Hoc Group of Bondholders , and certain of the Noteholders who are members of the International Bondholder Committee.

About the Confidentiality Agreements with Members of the Steering Committee of the International Bondholder Committee and the Steering Committee of the Ad Hoc Group of Bondholders:

On November 7, 2017, the Company executed confidentiality agreements with the Noteholders who are members of the Steering Committee of the International Bondholder Committee and with certain Noteholders that are members of the Steering Committee of the Ad Hoc Group of Bondholders and, on November 22, 2017, and together with the November 7 Confidentiality Agreement, with certain other Noteholders that are members of the Steering Committee of the AHG, to facilitate further discussions concerning the Company’s capital structure and potential alternatives for a proposed restructuring of, and capital infusion by means of a capital increase into, the Company. Pursuant to the IBC/AHG Confidentiality Agreements, the Company agreed to disclose publicly, after the expiration of a period set forth in the IBC/AHG Confidentiality Agreements, certain information regarding, or shared in connection with, the discussions that have taken place between the Company, the IBC and the AHG concerning a Potential Transaction. The information included in this press release and certain documents posted on the Company’s website referenced herein are being furnished to satisfy the Company’s public disclosure obligations under the IBC/AHG Confidentiality Agreements. The IBC/AHG Confidentiality Agreements have terminated in accordance with their terms, except as otherwise provided therein.

Additional information

About the Confidentiality Agreements:

The Company executed confidentiality agreements with each Noteholder to facilitate discussions and negotiations concerning the Company’s capital structure and potential alternatives for a proposed restructuring of, and capital infusion by means of a capital increase into, the Company on terms similar to those contemplated by the draft term sheet and plan support agreement filed with the Brazilian bankruptcy court on November 6, 2017 subject to certain modifications. The information included in this press release is being furnished to satisfy the Company’s public disclosure obligations under the Confidentiality Agreements. The Confidentiality Agreements have terminated in accordance with their terms, except as otherwise provided therein.

About the Confidentiality Agreements:

The Company executed confidentiality agreements prior to the date hereof with certain Noteholders who are members of the IBC and with the Noteholders that are members of the Steering Committee of the AHG, and with certain individual noteholders who are not known by the Company to be members of the IBC or AHG to facilitate further discussions and negotiations regarding the form, terms and provisions of a subscription and commitment agreement and certain proposed amendments to the December 12 Version of the Plan in connection with the agreement in principle on the material terms of a proposed restructuring of, and capital infusion by means of a capital increase into the Company, between the Company he IBC and the AHG previously announced by the Company in one of its press releases made on December 13, 2017 and disclosed in connection therewith.

Pursuant to the Confidentiality Agreements, the Company agreed to disclose publicly, after the expiration of a period set forth in the Confidentiality Agreements, certain information regarding, or shared in connection with, the discussions and negotiations that have taken place between the Company and each Individual Noteholder, and among the Company, the IBC and the AHG, in each case, concerning a Potential Transaction.

About the Meetings with the IBC/AHG Representatives and Individual Noteholder Representatives:

Since execution of the Confidentiality Agreements, certain representatives of the Company and the Company’s financial and legal advisors met by videoconference and teleconference with all the groups that was involved on the discussions, to in each case to discuss and negotiate the form, terms and provisions of a subscription and commitment agreement and certain proposed amendments to the December 12 Version of the Plan in connection therewith.

About the Agreement Regarding the Terms of a Potential Transaction:

The Company, the IBC and the AHG have agreed in principle on the material economic terms of a Potential Transaction to be effectuated under and pursuant to the plan of reorganization and other relevant supporting documents, in each case subject to (i) the review and approval by the IBC and the AHG of all of the actual terms of the Amended Plan, (ii) agreement on other related terms including, without limitation, mechanics of new money capital increase and backstop provisions and (iii) completion of definitive documentation.

The plan filed by the Company on December 12, 2017 may be further amended to fully reflect the terms and conditions set forth in the Agreed Principal Terms Presentation as well as other related matters.

About the Discussions with the Noteholders:

On November 16, 2017 and November 27, 2017, representatives of the Company and the Company’s financial and legal advisors met in person or by phone with representatives of each Noteholder and each Noteholder’s respective legal advisors to discuss the terms of a Potential Transaction. On November 27, 2017, the Company filed a draft term sheet and plan support agreement regarding the terms of a Potential Transaction with the Brazilian bankruptcy court. The November 27 Term Sheet and PSA made certain modifications to the November 6 Materials to reflect the Company’s understanding of the oral proposals discussed at the November 16 and November 27 meetings.

Additional information

On November 29, 2017, the Company Representatives and the Noteholder Representatives met in person to discuss feedback on the November 27 Term Sheet and PSA received by the Noteholders Representatives in meetings with various stakeholders of the judicial restructuring process of the Company, including Anatel, Banco do Brasil, Banco Nacional do Desenvolvimento Econômico e Social, Itaú Unibanco S.A. and the Advocacia-Geral da União (AGU) and discussed the terms included on the Material Fact released on December 13, 2017 that treated the negotiations with individuals Noteholders.

The November 29 Meeting was adjourned at the direction of a member of the Board of Directors of the Company on the basis that the Company Representatives should not negotiate any changes to the November 27 Term sheet and PSA.

On December 8, 2017, the Company Representatives and the Noteholder Representatives had a videoconference where the Company Representatives have explained upcoming changes to the “bondholder option” in the Judicial Restructuring Plan of the Company that was mentioned in the Material Fact released on December 13, 2017 that treated the negotiations with individuals Noteholders.

The Company informed that it would present the new draft of the Judicial Restructuring Plan to the Brazilian bankruptcy court on December 12, 2017, regardless of any plan support agreement, or any other form of expression of support by bondholders.

While negotiations between the Company and each Noteholder may continue in the future, there can be no assurance that negotiations will continue or if they do continue, that they will result in an agreement regarding the terms of a Potential Transaction.

About the Agreement Regarding the Agreed Commitment Agreement with Certain Noteholders:

The Company has entered into the Agreed Commitment Agreement with certain of the Noteholders who are members of the IBC, the Noteholders who are members of the Steering Committee of the AHG, and the Individual Noteholders, pursuant to which, among other things, the Investors will agree to backstop a BRL 4 billion capital raise on the terms and subject to the conditions in the Agreed Commitment Agreement.

About the Confidential Information:

During the term of the IBC/AHG Confidentiality Agreements, certain representatives of the Company and the Company’s financial and legal advisors provided to certain representatives of the IBC, the AHG, advisors to certain export credit agencies that hold Class III Claims, and the IBC’s and the AHG’s respective financial and legal advisors the following written materials, which was detailed in the Material Fact released on December 13, 2017 and, in addition to the Cleansing Materials released, the Company Representatives and the IBC/AHG/ECA Representatives shared orally certain other Confidential Information, that was detailed on the Material Fact released on December 13, 2017.

Relative of the Material Fact release on December 20, 2017, the Company informed in addition to the Agreed Commitment Agreement, the Company Representatives provided to the IBC/AHG Representatives cash flow projections reflecting the treatment of the Anatel and AGU claims reflected in the Approved Plan annexed to the Agreed Commitment Agreement. In addition, the Company Representatives shared orally certain other Confidential Information. Specifically, the Company Representatives indicated that the interest rate for the BNDES debt would remain the same as in the plan and that the collateral package would be the same as in the plan, consisting of a pool of receivables in an amount equal to 6x the amount of the largest amortization installment. The Company Representatives also indicated that the new BNDES debt under the plan would include certain financial covenants for BNDES.

About Certain Other Important Information:

In addition to the disclaimers and qualifiers set forth in the materials themselves, all statements made in the Cleansing Materials are in the nature of settlement discussions and compromise, are not intended to be and do not constitute representations of any fact or admissions of any liability and are for the purpose of attempting to reach a consensual compromise and settlement. Nothing contained in the Cleansing Materials is intended to or shall be construed to be an admission or a waiver of any rights, remedies, claims, causes of action or defenses. The information contained in the Cleansing Materials, and, in particular, the Agreed Principal Terms Presentation, is for discussion purposes only and does not constitute a commitment to consummate any transaction, or otherwise take any decisions or actions contemplated in the Cleansing Materials. Consummation of the Potential Transaction on the terms and conditions set forth in the Agreed Principal Terms Presentation is subject in all respects to definitive documentation regarding the same.

Additional information

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=BAA9B067-04ED-4A45-8D86-E9C9E9D4BC35

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=C3F2955A-AD13-4333-A319-D2DBA1C9B1A6

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=F57138F8-508B-4653-B29A-F03642B589BD

Request to Call Extraordinary General Shareholders’ Meeting

On December 29, 2017, in compliance with Article 157, §4 of Law No. 6,404/76, the Company informed its shareholders and the market in general that on December 28, 2017 the shareholder BRATEL S.À.R.L, requested, pursuant to Article 123, sole paragraph, sub-paragraph c of the Brazilian Corporation Law, that the Board of Directors convene an Extraordinary General Shareholders’ Meeting within eight days to deliberate on matters that impact the Judicial Reorganization Plan of the Company and its subsidiaries, approved at the General Meeting of Creditors commenced on December 19, 2017 and concluded on December 20, 2017 and filed before the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro, where the judicial reorganization process is underway, with the agenda described on the same Material Fact. Considering that the subject matters of the agenda indicated in the request for convening an Extraordinary General Shareholders’ Meeting are related to the judicial reorganization of the Company and other Companies Under Reorganization, and consequently the Reorganization Plan approved by the creditors in the General Creditors Meeting, the Company will submit the request for an Extraordinary General Shareholders’ Meeting for the approval of the Reorganization Court which shall decide on the legality and convenience of convening and holding the Extraordinary General Shareholders’ Meeting of the Company requested by BRATEL S.Á.R.L..

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=A9EC8F64-3C12-4032-9238-0A7BB0E55FF1

Decision about Extraordinary General Meeting

On February 06, 2018, the Company informed to its shareholders and the market in general that it learned, of a judgement rendered by the 7th Corporate Court of the Judicial District of the Capital of the State of Rio de Janeiro rejecting the shareholder Bratel S.A.R.L.’s request to partially reconsider the decision which confirmed the judicial reorganization plan and fully upholding such decision, including with respect to not holding the Extraordinary General Meeting convened by Bratel S.A.R.L. for February 7, 2018.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=85889F1C-D4B3-415B-8A5B-508DD7292AB8

Clarifications on the Extraordinary General Meeting requested by Bratel S.À.R.L.

On February 7, 2018, in accordance with the provisions set forth in Article 157, paragraph 4 of Law No. 6.404/76, as well as CVM Instruction No. 358/02, the Company informed s its shareholders and the market in general that on this date, the 7th Corporate Court of the Capital of the State of Rio de Janeiro, after considering the claims of the Company regarding the initiatives undertaken by Bratel S.A.R.L., which insisted on convening the General Meeting called for February 7, 2018, declared invalid and ineffective any out-of-court deliberation that undermines matters already approved by the Plan, according the terms cited on the Material Fact. The Company also informs that, on this date, disregarding a succession of judicial decisions, a group of shareholders attempted to hold a General Meeting to deliberate on matters related to provisions set forth in the approved and confirmed Plan. The Company does not recognize the legality of such act and will undertake the appropriate judicial, administrative and criminal actions.

On February 08, 2018, in compliance with Article 157, paragraph 4 of Law No. 6,404/76, pursuant to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that on this date, it became aware of the judgement passed by the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro which granted the interlocutory relief requested by the Company to stop the effects of all resolutions taken at the purported Extraordinary General Meeting held between a group of shareholders of the Company, on February 07, 2018, and further ordered the subpoena of the Company Registry of the State of Rio de Janeiro and of the Brazilian Securities and Exchange Commission so that they refrain from filling the minutes of such Meeting, or in the event they have already done so, to suspend such filings until further judicial order by the Judicial Reorganization Court, pursuant the terms in the Material Fact.

Additional information

On March 7, 2018, pursuant to Article 157, paragraph 4 of Law 6404/76 and CVM Instruction 358/02, the Company informed its shareholders and the market in general that, on this date, it became aware of the decision of the 7th Corporate Court of the Capital of Rio de Janeiro, which, accepting the opinion of the Public Prosecutor's Office, suspended the voting rights of the undersigned individuals of the minutes of the Extraordinary General Shareholders Meeting held on February 7, 2018, with the exception of those who abstained from voting, and ordered the removal of the members of the Board of Directors elected/indicated by them until the occurrence of the capital increase provided for in the Company’s judicial reorganization plan.

Due to this decision, some shareholders had their rights suspended and, consequently, the members of the Board of Directors elected/indicated by them are removed from their positions.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=E57052D9-CC06-4FFF-9C80-DA9DBB752E65

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=CC25EEA0-90DF-487C-A300-CB34E3260471

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=7CD79402-832E-4169-8A24-D7C672132B9E

Recovery Election Solicitation to the Holders of Bonds

On February 14, 2018, the Company announced, in this date, that they have amended the terms of the solicitations of recovery elections relating to recoveries under the consolidated judicial reorganization plan applicable to Notes, explicit on the document released by the Company.

The amendment provides that Bondholders that have previously individualized their Bondholder Credits in order to participate in the Small Creditor Program will not be required to separately individualize their Bondholder Credits in accordance with the procedure established by the Bondholder Decision. The procedures applicable to Bondholders that have not individualized their Bondholder Credits in order to participate in the Small Creditor Program remain unchanged. The amended terms and conditions of the Recovery Election Solicitations are described in the Amended and Restated Information and Election Solicitation Statement, dated February 14, 2018, and the accompanying exhibits. Each Recovery Election Solicitation has expired at 11:59 p.m., Brasilia time, on February 26, 2018.

According to the Judicial Reorganization Plan, only Bondholders that are Eligible Bondholders as a result of having individualized Bondholder Credits are permitted to elect the form of recovery that they will receive under the RJ Plan. A Bondholder that is the beneficial owner of Bondholder Credits in excess of R$50,000 will be deemed to have individualized Bondholder Credits if such Bondholder has individualized Bonds before the Judicial Reorganization Court in accordance with the procedure established by the Judicial Reorganization Court in the Bondholder Decision regarding the procedure and documentation required to be submitted for the purposes of individualized exercise of the right of petition, voice and vote at the GCM; or such Bondholder has individualized Bonds before Oi or the Judicial Administrator in accordance with the Small Creditor Program Procedures, as evidenced by the document.

A beneficial owner of Bondholder Credits of R$50,000 or less that did not participate in the Small Creditor Program may individualize its Bondholder Credits by providing a Small Bondholder Proof of Holdings directly to Oi together with a Small Bondholder Payment Option Notice in accordance with the specific procedures.

Bondholders that are not deemed to be Eligible Bondholders will NOT be entitled to make a Recovery Election. Any Bondholder that was the beneficial owner of an aggregate amount of Bondholder Credits of more than R$50,000, did not individualize Bonds before the Judicial Reorganization Court in accordance with the procedure established in the Bondholder Decision, or before Oi or the Judicial Administrator in accordance with the Small Creditor Program Procedures and, would like to make a Recovery Election must take steps to petition the RJ Court to individualize its Bondholder Credits at or before the Election Deadline in sufficient time to be able to submit a valid Recovery Election. Only Eligible Bondholders would be entitled to make a valid Recovery Election. A Bondholder that is not an Eligible Bondholders will only be entitled to receive the Default Recovery with respect to its Bondholders Credits.

Additional information

The procedures that an Eligible Bondholder must follow to make a valid Recovery Election depend on whether an Eligible Bondholder is a Verified Bondholder or a Small Bondholder.

On February 27, 2018, the Company informed ts shareholders and the market in general that the period for the creditors of the Company and its subsidiaries to choose among the payment options for the recovery of their respective credits under the Judicial Reorganization Plan of the Entities Under Reorganization expired at the end of the day on February 26, 2018. In respect solely to the bondholders, the Company informs that it learned of a judgement rendered by the 7th Corporate Court of the Judicial District of the Capital of the State of Rio de Janeiro, which, among other determinations, decided:

“In light of the trustees’ omission and the prejudice that it led to, I hereby determine, in favor of the bondholders, who were helpless at the moment, the extension of the deadline to exercise the payment option. Therefore, the bondholders who wish to individualize their credits (by filing a petition in the case records and subsequent choice through the electronic platform) may do so until March 8, 2018.”

On March 9, 2018, the Company informed its shareholders and the market in general that the period for the bondholders of the Company and its subsidiaries to choose among the payment options for the recovery of their respective credits under the Judicial Reorganization Plan of the Entities Under Reorganization, which had been postponed by 7th Corporate Court of the Judicial District of the Capital of the State of Rio de Janeiro on February 26, 2018, expired at the end of the day on March 8, 2018.

The Company reiterates that, as provided in a document previously released, persons that acquire beneficial interests in any bonds issued or guaranteed by the Company after March 8, 2018 will not be entitled to elect the form of recovery with respect to the acquired bonds, but will only be entitled to receive the default recovery described in the Plan with respect to those bonds, unless the transferor and transferee of such bonds have strictly complied with the provisions for the assignment of a recovery election described in the Statement.

Oi further reiterates that in order for a recovery election made by a Qualified Investor to be valid, the Qualified Investor must, at or prior to 5:00 p.m., New York City time, on March 15, 2018, provide a proof of holdings of the beneficial interests in all bonds of each series held by such Qualified Investor as of 11:59 p.m. Brasilia time on March 8, 2018 through the procedures described in the Statement. Lastly, the Company informed that, together with its advisors and the institutions it has engaged, it will determine whether beneficial holders of bonds issued or guaranteed by the Company have made valid recovery elections pursuant to the Plan.

On March 16, 2018, pursuant to Article 157, Paragraph 4 of Law No. 6,404/76, pursuant to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that it has received a preliminary indication, subject to confirmation and documentary evidence, of the results of the recovery elections made by the bondholders of the Company and its subsidiaries with respect to their respective credits, as provided for in the Judicial Reorganization Plan of the Recovering Entities.

Pursuant to this preliminary result, it appears Qualified Bondholders holding bonds in the aggregate principal amount of US$ 8,017,620,999.17 (or the equivalent in reais or euros) have made recovery elections with respect to the credits represented by their respective bonds as provided in Clauses 4.3.3.2 et seq. of the Plan. The potential dilution for existing shareholders resulting from the future distribution of PTIF Shares and the future issuance of new common shares and subscription warrants, in the context of the capital increase approved at the Board of Directors’ meeting held on March 5, 2018, would be approximately 71%. This percentage is subject to (i) the results of an Exchange Offer to be made to those Qualified Bondholders who have made valid recovery elections upon the satisfaction or waiver of certain conditions set forth in the Plan, and (ii) the results of the exercise of the preemptive rights by Oi’s current shareholders, and assumes that all such credits will be paid pursuant to Clause 4.3.3.2 of the Plan and that all bonds with respect to which valid recovery elections have been made are surrendered in the Exchange Offer.

Additional information

On April 11, pursuant to Article 157, Paragraph 4, of Law No. 6,404/76 and to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that it received on this date the final results of the recovery elections made by the Qualified Bondholders of the Company and its subsidiaries with respect to their respective credits, as provided for in the Judicial Reorganization Plan of the Recovering Entities.

Pursuant to these results, the total dilution for existing shareholders resulting from the delivery of the package of financial instruments set forth in the aforementioned Clause of the Plan, in the context of the capital increase approved at the Board of Directors’ meeting held on March 5, 2018, will be 72.12% in case all the Qualified Bondholders take the necessary steps to participate in the Exchange Offer to be made to those Qualified Bondholders who have made valid recovery elections upon the satisfaction or waiver of certain conditions set forth in the Plan.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=4E6D2179-DFB4-4E14-8CF4-215FC688B53C

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=F3738233-03C9-4CDB-A550-A5F00A1A0306

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=7702F863-0301-4404-AEBC-67497FCDFE56

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=0955B05F-412A-4CF6-916D-F5442159A44F

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=A0EB3576-9FD3-4EAE-8673-8A787C13FECD

Approval of a Capital Increase for the Capitalization of Credits

On March 5, 2018, pursuant to Article 157, Paragraph 4, of Law No. 6.404/76 and under the terms of CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that on this date, the Board of Directors approved the conditions for the Company’s capital increase through the capitalization of part of the Unsecured Credits of the Qualified Bondholders, with the issuance of new common shares and subscription warrants that will be allocated to the subscribers of the shares that are the object of the increase, as provided in Clauses 4.3.3.2 and 4.3.3.5 of the Judicial Reorganization Plan of Oi and its subsidiaries, as approved by the General Creditors Meeting and ratified by the Judicial Reorganization Court.

The Capitalization of Credits was approved by the Board of Directors within the limits of the authorized capital provided for in the Company’s Bylaws, and will be carried out through an issuance of new common shares with conditions described in the document. The total number of common shares and subscription warrants to be emitted in the Capitalization of Credits will depend on the result of (i) the payment option election process of the Qualified Bondholders and (ii) the Exchange Offer to be made to the Qualified Bondholders that opted for that respective payment option.

The capital increase resulting from the Capitalization of Credits is subject to the preemptive rights of Oi’s current shareholders, pursuant to Article 171, Paragraph 2, of Law No. 6.404/76, which can be exercised within a period of a minimum of 30 calendar days. Should the shareholders’ preemptive rights be exercised, in cash, the number of shares to be subscribed by the Qualified Bondholders will be reduced by the corresponding amount and the amount paid in the exercise of such right will be delivered to the holders of the capitalized credits pro rata to the claims they hold.

In the Capitalization of Credits, a number of subscription warrants will also be issued by Oi, within the limit of the authorized capital, which will be allocated to the subscribers of the shares that are the object of the capital increase and each subscription warrant will entitle its holder to subscribe to one of the Company’s common shares.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=D9EB0E1F-E35E-4225-B5AB-DCE799264244

Arbitration Proceeding

On March 6, 2018, pursuant to Article 157, Paragraph 4, of Law No. 6.404/76 and under the terms of CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that it has acknowledged the statement issued by the
Emergency Arbitrator under the arbitration proceedings filed against the Company by shareholder Bratel S.À.R.L. with the Market Arbitration Chamber to address issues related to the implementation of the Judicial Reorganization Plan ratified by the reorganization Court. Such statement was issued without the Company being heard or having been granted the opportunity to offer its arguments, and the Company was granted with a 48-hour deadline to provide information and reply to Bratel’s claims.

Additional information

The Company believes that, by imposing illegal obstacles to the implementation of the capital increase of the Company provided for under the Plan, such arbitration proceeding conflicts with the resolution taken by the General Meeting of Creditors which approved the Plan, the judgement which ratified it, as well as other decisions taken by the Judicial Reorganization Court, the sole Court of competent jurisdiction to decide on the matter at issue, as also ratified by the Superior Court of Justice

On March 14, 2018, in compliance with Article 157, Paragraph 4 of Law No. 6,404/76, pursuant to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that, on March 13, 2018, it became aware of a judgement passed by Minister Marco Buzzi, of the Second Section of the Brazilian Superior Court of Justice, which granted the conflict of jurisdiction injunction requested by the Company and suspended the effects of the decision rendered by the arbitral court in the arbitral proceeding initiated by Bratel S.À.R.L. against the Company, as well as designated the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro to decide upon any urgent matters, on a temporary basis, until further deliberation of that rapporteur.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=EF4B00FD-9587-4839-AC6D-EFE597D43AF0

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=CB133552-B272-4D77-8678-360DD77B53A4

Consent Solicitations of PTIF and Oi Coop

On April 10, 2018, the Company informed its shareholders and the market in general that, in connection with the implementation of the RJ Plan, the Dutch Courts scheduled the dates for the verification meetings of the Dutch composition plans of PTIF and Oi Coop, both to be held on June 1, 2018. As a result, solicitations have been commenced with the intention of ensuring European recognition for the RJ Plan (the “Consent Solicitations”), as applicable to some Notes

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=B2F7BE49-41A2-4624-8962-440FF7F2F469

OTHER SUBJECTS

Additional Cure Period Granted by the NYSE for Oi to File Annual Report on Form 20-F

On November 21, 2017, the Company informed its shareholders and the market in general that it has received a notice from the New York Stock Exchange granting the Company’s request for an additional six-month period during which the Company may file its Annual Report on Form 20-F for the fiscal year ended December 31, 2016 with the U.S. Securities and Exchange Commission. As stated in the Company’s Material Fact dated May 17, 2017, the original cure period expired on November 17, 2017, as of which date the Company continued to be unable to complete the preparation of its financial statements in accordance with U.S. generally accepted accounting principles and, therefore, to file the 2016 Annual Report. The Additional Cure Period will expire on May 17, 2018 and the NYSE will continue to monitor the Company and may suspend trading of Oi’s securities prior to the end of the Additional Cure Period if any material adverse development occurs.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=20D35282-26FB-402E-B67E-FF2322F55C6A

Resignation of Chief Executive Officer

On November 24, 2017, in compliance with Article 157, paragraph 4, of Law No. 6,404/76 and pursuant to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that on this date Mr. Marco Norci Schroeder presented his resignation as Chief Executive Officer of the Company. Pursuant to Article 37 of the Company’s Bylaws, the Board of Executive Officers, at a meeting held on this date, appointed Mr. Eurico de Jesus Teles Neto to act as interim Chief
Executive Officer, concurrently with his present position as Chief Legal Officer, until such time as the Board of Directors deliberates on this matter.

Additional information

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=AB4E0D85-F059-48C1-A376-0822C4263BE6

Appointment of Chief Executive Officer

On November 27, 2017, in compliance with Article 157, paragraph 4, of Law No. 6,404/76 and pursuant to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that the Board of Directors of the Company unanimously elected Mr. Eurico de Jesus Teles Neto as Chief Executive Officer, for the remainder of the term, to be occupied concurrently with his position as Chief Legal Officer.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=EA080A9A-9773-4EF5-B848-36BDC249915B

Signature of a Memorandum of Understanding

On February 27, 2018, the Company informed its shareholders and to the market in general that it has signed, on February 26, 2018, a Memorandum of Understanding (MOU) with TIM Participações S.A., which unveils a key step of the negotiations to ponder on their respective disputes and unlocks a new cycle of the plan to share the infrastructure, in line with the partnerships already implemented in the current Brazilian telecommunication market.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=F1E62467-E0A5-4088-BAFF-4DEC77B008EF

Merger of Oi Internet into Oi Móvel

On March 1, 2018, the Company informed its shareholders and the market in general that, on this date, Oi Internet S.A. merged into Oi Móvel S.A. – In Judicial Reorganization, both of them indirect subsidiaries of the Company, in compliance with the provisions set out in clauses 3.1.6 and 7.1 of the Consolidated Judicial Reorganization Plan of the Company and its subsidiaries. The merger constitutes one of the stages of the corporate and equity restructuring process of the Recovering Entities expressly contemplated in the Plan, and its objective is to optimize operations and improve the results of the Recovering Entities and Oi’s other direct and indirect subsidiaries. In addition, the unification of the operations carried out by Oi Internet and Oi Móvel, by means of the consolidation of the activities performed by them, will bring considerable administrative, economic, and fiscal benefits, with the reduction of costs and with gains generated from synergies resulting in greater efficiency in providing services.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=6B6BF82C-62BA-4676-9E47-635EB4E2AAAB

Approvals of modifications in the Company’s organizational structure

On March 7, 2018, in accordance with the provisions set forth in Article 157, paragraph 4 of Law No. 6.404/76, with CVM Instruction No. 358/02, the Company informed its shareholders and the market that, on a meeting held on this date, the Board of Directors approved modifications in the Company’s organizational structure, that involved confirming the election of Mr. Carlos Augusto Machado Pereira de Almeida Brandão for the position of Chief Financial Officer and Investors Relations Officer of the Company and Mr. João do Passo Vicente Ribeiro leaving from the position of Officer without specific designation. Also in such meeting Mr. Hélio Calixto da Silva presented a request to resign from the position of Officer without specific designation, which was accepted by the Board of Directors.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=47B93118-AA13-4DBD-99B1-1D0784541A3B

S&P´s update on Oi´s credit rating

On March 22, 2018, the Company informed its shareholders and the market in general that Standard & Poor’s announced today its research update on the credit ratings attributed to the Company. S&P raised its global scale corporate credit ratings to CCC+ from D and its national scale ratings to brB from D. At the same time, S&P reaffirmed that all debt ratings remain at D, considering the conclusion of the defaulted-debt exchanges is still subject to other jurisdictions’ approvals of the reorganization plan, which can take several months.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=C7691D2F-9F43-427A-BD82-0FFE1DA067C1

Additional information

Changes in the Company’s Organizational Structure

On March 23, 2018, in accordance with Paragraph 4 of Article 157 of Law No. 6,404/76 and pursuant to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that the Board of Directors has approved changes in the structure of its Advisory Committees that aim to improve their governance, as well as align it with the challenges and requirements faced by the Company. With the purpose of seeking more effectiveness and agility in its work, the Board created a Judicial Reorganization Plan Implementation Monitoring Committee and an Audit, Risks and Controls Committee and maintained the People, Designation and Compensation Committee. The Corporate Governance and Finance Committee; the Engineering, Technology and Network Committee; and the Risks and Contingencies Committee were dissolved. In addition, in order to ensure the specific focus on the Company’s restructuring and strategic development agendas, it was decided to hire a Strategic Advisor linked to the Board of Directors.

The Board of Directors also approved changes in the Company’s organizational structure, which involved the establishment of the following executive offices: (i) the Operations Executive Office, responsible for the Network Operations; the Network and Systems Technology; and the Digital and New Businesses departments; and (ii) the Commercial Executive Office, responsible for the Retail and Business; the Corporate; and the Client Relationship departments.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=F375514B-2F25-48E7-A8B9-1025BFE87470

Postponement of the Disclosure of the Financial Statements

On March 28, 2018, in accordance with Article 157, Paragraph 4, of Law No. 6,404/76 and pursuant to CVM Instruction No. 358/02, the Company informed its shareholders and the market in general that due to the complexity of the impacts of the judicial reorganization process and the approval and confirmation of the Judicial Reorganization Plan on the preparation of the Company’s financial statements in accordance with Brazilian GAAP and independent auditors’ report for the 2017 fiscal year, the Company announced that it will postpone the disclosure of its financial statements for the 2017 fiscal year from March 28, 2018 to April 12, 2018.

Anticipated Information regarding Accounting Effects

The Company discussed with external auditors about certain details regarding the accounting recognition of certain assumptions within the Plan and the effect of such assumptions on the opening balance for 2016 and on the Company’s financial statements for the 2016 and 2017 fiscal years. The accrued accounting effects that was recorded in the Company’s Shareholders’ Equity of 2017 was approximately R$ 21 billion. Of this amount, the main accounting items to was recognized are: (i) adjustment on the amount of the provision of deferred income tax recorded given projected future earnings; (ii) a write-off of assets related to judicial deposits; (iii) a write-off of the goodwill recorded due to the merger of Telemar Participações S.A. (“TmarPart”) with and into the Company; and (iv) revision of the criteria used to calculate the provisions for regulatory liabilities.

The aforementioned accounting effects resulted in negative shareholders’ equity as of December 31, 2017. The value of the shareholders’ equity will become positive in 2018 due to the expected adjustments in 2018 resulting from the recognition of the fair value of the Company’s new debt pursuant to the approved and confirmed Plan.

The Company clarified that such accounting effects had not an impact on its cash or routine EBITDA for the years ended December 31, 2016 and 2017. It is important to stress out that these accounting effects do not affect the Plan nor the financial flows used to evaluate the Company and its subsidiaries in judicial reorganization that show the viability of the Recovering Entities, in line with the economic and financial report presented along with the Plan.

http://ri.oi.com.br/oi2012/web/download_arquivos.asp?id_arquivo=37A79AF1-4815-4664-B360-3706AEB37A2A

Additional information

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the
Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to
5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	Free-Float[1]
Common	668,033,661	148,282,000	519,748,557
Preferred	157,727,241	1,811,755	155,915,264
Total	825,760,902	150,093,755	675,663,821

Shareholding position as of 12/31/2017.
(1) The outstanding shares do not consider the shares held by the Board of Directors and by the Executive Board.

dISCLAIMER

Rio de Janeiro – April 12, 2018. This report includes consolidated financial and operating data for Oi S.A. – Under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) and its direct and indirect subsidiaries as of December 31, 2017. In compliance with CVM instructions, the data are presented in accordance with International Financial Reporting Standards (IFRS).

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Restatement of the amounts for the year ended December 31, 2016 and as at January 1, 2016

The Company’s management identified, on account of the judicial reorganization, as well as the preparation of the Judicial Reorganization Plan, the existence of weaknesses in some of the operating and financial controls and an opportunity to obtain better information from the entities involved in the process.

Considering that appropriate information was obtained for the completion of the impairment test of non-financial assets and on the impacts of the weaknesses identified by Management in course of the preparation of the Judicial Reorganization Plan, the Company is restating in the financial statements for the year ended December 31, 2017, the comparative balances in the individual and consolidated financial statements for the years ended December 31, 2016 and as at January 1, 2016 (corresponding to the balances for the year ended December 31, 2015), previously approved, audited, and issued on March 22, 2017 and March 23, 2016, respectively, in accordance with CPC 23 (IAS 8) – Accounting Policies, Changes in Accounting Estimates and Errors, as explained on the Note 2.(b) of  the Financial Statements for the year ended December 31, 2017.

For more details on this subject, please refer to the Financial Statements for the fiscal year ended December 31, 2017 which can be accessed through CVM’s website (www.cvm.gov.br) and Oi’s Investor Relations website ( www.ir.oi.com.br).

Oi – Investor Relations Marcelo Ferreira Bruno Nader	+55 (21) 3131-1314 +55 (21) 3131-1629	marcelo.asferreira@oi.net.br bruno.nader@oi.net.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2018

OI S.A.

By:	/s/ Carlos Augusto Brandão
Name:	Carlos Augusto Brandão
Title:	Chief Financial Officer and Investor Relations Officer